Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

THE MICHAELS COMPANIES, INC.

at

$22.00 Net Per Share

by

MAGIC MERGECO, INC.

a wholly owned subsidiary of

MAGIC ACQUIRECO, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON APRIL 12, 2021,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), among Magic AcquireCo, Inc., a Delaware corporation (“Parent”), Magic MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and The Michaels Companies, Inc., a Delaware corporation (“Michaels”). Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.067751 per share, of Michaels (“Shares”), at a price of $22.00 per Share, net to the seller, in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Pursuant to the Merger Agreement, following the consummation of the Offer (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”) and the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Michaels (the “Merger”), with Michaels continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (defined below) of the Merger (other than Shares irrevocably accepted for purchase by Purchaser in the Offer, held in the treasury of Michaels or owned by any direct or indirect wholly owned subsidiary of Michaels and Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Michaels who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will at the Effective Time of the Merger be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in this Offer to Purchase as the “Transactions.”

On March 2, 2021, the board of directors of Michaels (the “Michaels Board”) unanimously (a) determined that the Merger Agreement and the Transactions are fair to and in the best interests of Michaels and Michaels’ stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) authorized and approved the execution, delivery and performance by Michaels of the Merger Agreement and the consummation of the Transactions and (d) resolved to recommend that the stockholders of Michaels accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the Minimum Tender Condition (as defined below) and other conditions described in Section 15 – “Certain Conditions of the Offer.” If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied or if any of the other conditions of the Offer is not satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Michaels’ stockholders will not receive the Offer Price pursuant to the Offer or any Merger Consideration (as defined below) pursuant to the Merger. A summary of the principal terms of the Offer appears on pages 1 through 10 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll-Free: (888) 663-7851

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must (a) follow the procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Georgeson LLC (“Georgeson”), acting as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase, and will be furnished promptly at Purchaser’s expense. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

i

SUMMARY TERM SHEET

Magic MergeCo, Inc., a Delaware corporation and wholly owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc., a Delaware corporation, at a price of $22.00, net to the seller, in cash, without interest and less any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of Michaels, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Michaels contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Michaels or has been taken from or is based upon publicly available documents or records of Michaels on file with the SEC or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Michaels provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. The following are some questions you, as a stockholder of Michaels, may have and answers to those questions. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All issued and outstanding shares of common stock, par value $0.067751 per share of The Michaels Companies, Inc.

Price Offered Per Share	$22.00 per Share, net to the seller, in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	One minute after 11:59 P.M., New York City time, on April 12, 2021 (“Offer Expiration Time”), unless the Offer is extended or terminated. See Section 1 – “Terms of the Offer.”

Purchaser	Magic MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation. Certain equity funds (the “Apollo Funds”) managed by Apollo Management IX, L.P. (“Apollo Management IX”) are beneficial owners of and control Parent.

Michaels’ Board of Directors Recommendation	The board of directors of Michaels (the “Michaels Board”) unanimously recommends that the stockholders of Michaels tender their Shares in the Offer.

Who is offering to buy my Shares?

Purchaser is offering to purchase all of the issued and outstanding Shares. Purchaser is a Delaware corporation and wholly owned subsidiary of Parent which was formed for the sole purpose of making the Offer and completing the process by which Michaels will become a subsidiary of Parent through the merger of

Purchaser with and into Michaels (the “Merger”). Parent is controlled by the Apollo Funds, which are managed by Apollo Management IX. See the “Introduction,” Section 8 – “Certain Information Concerning Parent and Purchaser” and Schedule I – “Directors and Executive Officers of Purchaser, Parent, Apollo Management IX and Controlling Entities.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 – “Terms of the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $22.00 per Share, net to you, in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 – “Terms of the Offer,” and Section 2 – “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and Michaels on March 2, 2021 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”

What are the most significant conditions of the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of the following conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

(i)

there shall have been validly tendered in the Offer and not validly withdrawn that number of Shares that (together with any Shares owned by us and our affiliates) represent at least a majority of the Shares outstanding as of the consummation of the Offer at the Offer Expiration Time (such condition, the “Minimum Tender Condition”);

(ii)

(a) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated and (b)(i) the Commissioner of Competition appointed under the Competition Act (Canada) and the regulations promulgated thereunder, as amended (the “Competition Act”) or his designee (the “Commissioner”) shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the Transactions or (ii) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and in either case the Commissioner shall have issued a No Action Letter approval under the Competition Act (such condition, the “Required Approvals Condition”);

(iii)

no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable law, whether temporary, preliminary or permanent, that is in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Offer or the Merger (such condition, the “No Order Condition”);

(iv)

the accuracy of Michaels’ representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Material Adverse Effect (as defined in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements,” “Material Adverse Effect”) qualifiers) (such condition, the “Representations Condition”);

(v)

Michaels shall have performed or complied with, in all material respects, each covenant, agreement and obligation required by the Merger Agreement to be performed or complied with by it on or prior to the Offer Expiration Time (such condition, the “Covenants Condition”);

(vi)	since the date of the Merger Agreement, no Material Adverse Effect shall have occurred and be continuing (such condition, the “MAE Condition”);

(vii)

Michaels shall have delivered to Parent a certificate, dated as of the date on which the Offer expires, signed by an executive officer of Michaels, certifying that the Representations Condition, the Covenants Condition and the MAE Condition have been satisfied (such condition, the “Compliance Certificate Condition”);

(viii)	the Merger Agreement shall not have been terminated in accordance with its terms (such condition, the “Termination Condition”);

(ix)	the No-Shop Period Start Date shall have occurred (such condition, the “No-Shop Period Start Date Condition”); and

(x)

the completion of an 18 consecutive day marketing period (subject to certain blackout periods described in the Merger Agreement) for the Debt Financing (as defined below) (such condition, the “Marketing Period Condition”).

See Section 15 – “Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the issued and outstanding Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

We estimate that we will need up to approximately $6,214 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance Michaels’ existing indebtedness and to pay related fees and expenses at the Closing (as defined below) of the Transactions (the “Transaction Uses”). We have received debt commitments pursuant to which our lenders have agreed to provide us with (1) a $2,100 million term loan facility, a $700 million secured bridge facility and a $1,300 million unsecured bridge facility, the proceeds of which may be used to pay a portion of the Transaction Uses and (2) a $1,000 million asset-based revolving credit facility, the proceeds of which may be used (subject to capped amounts) to pay a portion of the Transaction Uses and which may be used by the surviving corporation for general corporate purposes after the consummation of the Merger (collectively, the “Debt Financing”). The Apollo Funds have provided an equity commitment equal to $2,114 million in the aggregate (the “Equity Financing”), the proceeds of which, together with the Debt Financing and Michaels’ available cash, will be sufficient to pay the Transaction Uses. Funding of the Debt Financing and the Equity Financing is subject to the satisfaction of various customary conditions set forth in the Debt Commitment Letters (as defined below) and the Equity Commitment Letter (as defined below).

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all issued and outstanding Shares;

•	if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger;

•	the Offer is not subject to any financing condition; and

•	we have all of the financial resources, including committed debt and equity financing, sufficient to finance the Offer and the Merger.

See Section 9 – “Source and Amount of Funds.”

Why are you making the Offer?

We are making the Offer because we want to acquire all of the equity interests in Michaels. If the Offer is consummated, as soon as practicable after consummation of the Offer, Purchaser will merge with and into Michaels, with Michaels as the Surviving Corporation. Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent. See Section 12 – “Purpose of the Offer; Plans for Michaels.”

What does the Michaels Board think about the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the Michaels Board. The Michaels Board has unanimously:

•	determined that the Merger Agreement and the Transactions are fair to and in the best interests of Michaels and Michaels’ stockholders;

•	declared it advisable to enter into the Merger Agreement;

•	authorized and approved the execution, delivery and performance by Michaels of the Merger Agreement and the consummation of the Transactions; and

•	resolved to recommend that the stockholders of Michael’s accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Michaels Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in Michaels’ Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being mailed to the stockholders of Michaels concurrently herewith. See the “Introduction” and Section 10 – “Background of the Offer; Past Contacts or Negotiations with Michaels.”

Has the Michaels Board received a fairness opinion in connection with the Offer and the Merger?

Yes. UBS Securities LLC (“UBS”), the financial advisor to Michaels, delivered to the Michaels Board, an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 2, 2021, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Offer Price to be received by holders of Shares (other than certain shares to be cancelled in accordance with the terms of the Merger Agreement (the “Excluded Shares”) and Appraisal Shares (as defined in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements”, the “Appraisal Shares”)) in the Transactions was fair, from a financial point of view, to such holders of Shares (other than Excluded Shares and Appraisal Shares). The full text of UBS’ written opinion, which describes the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, will be included as an annex to the Schedule 14D-9. UBS’ opinion was provided for the benefit of the Michaels Board in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, of the Offer Price to holders of Shares (other than Excluded Shares and Appraisal Shares) in the Transactions. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender my Shares in the Offer?

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Offer Expiration Time. The term “Offer Expiration Time” means one minute after 11:59 P.M., New York City time, on April 12, 2021, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Offer Expiration Time” means such later time and date to which the Offer has been extended; provided, however, that the Offer Expiration Time may not be extended beyond July 2, 2021 (or such later date if extended in the event the marketing period for the Debt Financing has commenced but has not been completed by such date) (such date, as extended as applicable, the “Outside Date”) or the valid termination of the Merger Agreement.

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer.

Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights and Michaels’ rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•

we will extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or Nasdaq (including in order to comply with Exchange Act in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or its staff or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Tender Offer Statement on Schedule TO with respect to the Offer (together with any exhibits, supplements or amendments thereto, the “Offer Documents”);

•

if, as of any then-scheduled Offer Expiration Time, any Offer Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived, we will extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer or shorter period as we and Michaels may agree), but if the sole such unsatisfied Offer Condition is the Minimum Tender Condition, we will not be required to extend the Offer for more than five (5) consecutive periods of five (5) business days each (or such longer or shorter period as we and Michaels may agree); and except that if, as of any then-scheduled Offer Expiration Time, all of the Offer Conditions other than the No-Shop Period Start Date Condition (and other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) have been satisfied or waived, we will extend the Offer until one minute after 11:59 p.m. (New York City time) on March 27, 2021; and

•

subject to certain terms and conditions set forth in the Merger Agreement, we may extend the Offer for one or any number of successive periods of up to five (5) business days each in order to permit the funding of the full amount of the Debt Financing necessary to pay the aggregate Offer Price, Merger Consideration and any other amounts required to be paid by Parent and Purchaser (the “Required Amount”) if, as of a then-scheduled Offer Expiration Time (i) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time and which conditions would be capable of being satisfied as of such then-scheduled Offer Expiration Time), (ii) the full amount of the Debt Financing necessary to pay the Required Amount has not been funded and will not be available to be funded at the consummation of the Offer and at the Closing and (iii) we have provided Michaels with an Offer Extension Notice (as defined below) in accordance with the Merger Agreement and certain other conditions are met.

Notwithstanding the foregoing, without Michaels’ written consent, we will not extend the Offer, and without our prior written consent, we will not be required to extend the Offer, in each case, beyond the earlier of the Outside Date or the valid termination of the Merger Agreement.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1 – “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent (as defined below) of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 – “Terms of the Offer.”

How do I tender my Shares?

If you wish to accept the Offer and:

•

you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal; or

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with Michaels’ transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions (as defined below), a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires.

See the Letter of Transmittal and Section 3 – “Procedures for Accepting the Offer and Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Offer Expiration Time and, if not previously accepted for payment, at any time after May 15, 2021, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares. To withdraw your Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Offer Expiration Time to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer or the Merger. You only need to tender your Shares if you choose to do so. If following the completion of the Offer, such Shares accepted for payment pursuant to the Offer or otherwise owned by Parent and its subsidiaries equal at least a majority of the then-outstanding Shares and the other conditions of the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Michaels. See Section 12 – “Purpose of the Offer; Plans for Michaels.”

If the Offer is successfully completed, will Michaels continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Michaels will be required in connection with the Merger. If the Merger takes place, Michaels will no longer be publicly-owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, Michaels’ common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the common stock of Michaels, and Michaels will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13 – “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. Neither we nor Michaels is under any obligation to pursue or consummate the Merger if the Offer is not consummated.

Do I have appraisal rights in connection with the Offer and the Merger?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. See Section 17 – “Appraisal Rights”.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, net of applicable withholding taxes and without interest (the “Merger Consideration”).

Subject to no governmental authority having enacted a law enjoining or otherwise prohibiting the Merger, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Michaels will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 12 – “Purpose of the Offer; Plans for Michaels.”

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Michaels’ stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the date and time of Purchaser’s acceptance of Shares tendered for payment (the “Acceptance Time”) without a subsequent offering period.

What is the market value of my Shares as of a recent date?

On February 26, 2021, the last full trading day prior to press speculation about a potential transaction involving Michaels, the closing price of Shares reported on Nasdaq was $15.00 per Share; therefore, the Offer Price of $22.00 per Share represents a premium of approximately 47% over such price and a premium of 78% over the 90-day volume-weighted average price. On March 2, 2021, the last full trading day before Parent and Michaels announced that they had entered into the Merger Agreement, the Closing price of Shares reported on Nasdaq was $18.02 per Share; therefore, the Offer Price of $22.00 per Share represents a premium of approximately 22% over such price. On March 15, 2021, the last Nasdaq trading day prior to the commencement of this Offer, the Closing price of Shares reported on Nasdaq was $21.91 per Share.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (collectively, “Bain”), solely in their capacities as stockholders of Michaels, have entered into a Tender and Support Agreement (the “Tender and Support Agreement”) that, among other things, requires Bain to tender of all of their Shares in the Offer and, if any meeting of the stockholders of Michaels is called, requires them to vote against (a) any action that would (or would be reasonably expected to) directly result in a breach of any covenant, representation or warranty or any other obligation or agreement of Michaels contained in the Merger Agreement that would result in any Offer Condition being unsatisfied at the Offer Expiration Time, (b) any other action, transaction, proposal, or agreement relating to Michaels that would (or would reasonably be expected to) prevent, nullify or materially impede, interfere with, frustrate, delay, postpone or adversely affect the Transactions, (c) any change in the present capitalization of Michaels or any amendment of the certificate of incorporation of Michaels prohibited by the Merger Agreement, or (d) subject to Bain’s right to terminate the Tender and Support Agreement, any Acquisition Proposal (as defined in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements”, an “Acquisition Proposal”). As of March 2, 2021, Bain directly or indirectly owned approximately 37% of all Shares issued and outstanding. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreement. For more information related to the agreement entered into by such stockholder, see Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreement”.

Other than the foregoing, none of the stockholders of Michaels have entered into any agreement with us or any of our affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement. Michaels has informed us that, as of March 11, 2021, the executive officers and directors of Michaels beneficially owned, in the aggregate, 635,028 Shares (excluding any Michaels Stock Options, Michaels Restricted Shares, Michaels RSUs, Michaels PSUs and Michaels MSUs) and that, to the best of Michaels’ knowledge, after reasonable inquiry, each executive officer and director of Michaels who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

If I tender my Shares, when and how will I get paid?

If the Offer Conditions are satisfied or, to the extent permitted, waived, and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $22.00 in cash without interest and less any applicable withholding taxes, promptly following the Acceptance Time. See Section 1 – “Terms of the Offer” and Section 2 – “Acceptance for Payment and Payment of Shares.”

What will happen to my stock options in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding options to purchase Shares. Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, each option to purchase Shares granted under The Michaels Companies, Inc. Equity Incentive Plan (f/k/a The Michaels Stores, Inc. 2006 Equity Incentive Plan) and The Michaels Companies, Inc. Third Amended and Restated 2014 Omnibus Long-Term Incentive Plan (together, the “Michaels Stock Plans”) (each such option, a “Michaels Stock Option”) that is outstanding at or immediately prior to the Effective Time, and (x) that has an exercise price per Share underlying such Michaels Stock Option (the “Option Exercise Price”) that is less than the Merger Consideration (each such Michaels Stock Option, an “In-the-Money Michaels Stock Option”), whether or not exercisable or vested, will be canceled and converted into the right to receive an amount in cash determined by multiplying (A) the excess of the Merger Consideration over the Option Exercise Price of such In-the-Money Michaels Stock Option by (B) the number of Shares subject to such In-the-Money Michaels Stock Option, or (y) that has an exercise price that is equal to or greater than the Merger Consideration, shall be cancelled without payment. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my restricted Shares in the Offer and the Merger?

Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, each Share granted subject to vesting or other lapse restrictions that is outstanding immediately prior to the Effective Time will vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, will be converted into the right to receive an amount equal to $22.00, without interest and less any applicable withholding taxes. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my restricted stock units in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding restricted stock units granted under the Michaels Stock Plans that are subject to vesting conditions based solely on continued employment or service to Michaels or its subsidiaries (each, a “Michaels RSU”). Pursuant to the Merger Agreement, and consistent with the terms of such Michaels RSUs, each Michaels RSU that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive a cash payment in an amount equal to (A) the number of Shares subject to such Michaels RSU immediately prior to the Effective Time multiplied by (B) $22.00, without interest and less any applicable withholding taxes. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my performance stock units in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding restricted stock units granted under the Michaels Stock Plans that are subject to performance-based vesting conditions (each, a “Michaels PSU”). Pursuant to the Merger Agreement, and consistent with the terms of such Michaels PSUs, each Michaels PSU that is outstanding will be cancelled and converted into the right to receive a cash payment in an amount equal to (A) the total number of Shares subject to such Michaels PSU immediately prior to the Effective Time assuming full satisfaction of the performance conditions, multiplied by (B) $22.00, without interest and less any applicable withholding taxes. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my market stock units in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding restricted stock units granted under the Michaels Stock Plans that are subject to both time and performance-based vesting conditions (each, a “Michaels MSU”). Pursuant to the Merger Agreement, and consistent with the terms of such Michaels MSUs, each Michaels MSU that is outstanding will performance vest based on actual performance as of such time (with the portion of each award that is then performance vested, the “Performance-Vested MSUs”). At or immediately prior to the Effective Time, each such award of Michaels MSUs that is then outstanding will be canceled, and each Performance-Vested MSU will be converted into the right to receive a cash payment in an amount equal to (A) the number of Shares subject to such Performance-Vested MSUs, multiplied by (B) $22.00, without interest and less any applicable withholding taxes. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my long-term cash incentive award in the Offer and the Merger?

Pursuant to the Merger Agreement, each long-term cash incentive award subject to vesting restrictions (each, a “Michaels LTI Award”) that is outstanding immediately prior to the Effective Time will vest in full and become free of such restrictions as of immediately prior to, and contingent upon, the Effective Time and will convert into the right to receive the cash bonus amount payable under such award. See Section 11 – “The Merger Agreement; Other Agreements.”

What are the material United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in such Shares exchanged therefor. Such gain or loss will generally be treated as a long-term capital gain or loss if you have held your Shares for more than one year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5 – “Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the application and effect of any state, local or non-United States tax laws.

Who should I talk to if I have additional questions about the Offer?

Stockholders, banks and brokers may call Georgeson toll-free at 888-663-7851. Georgeson is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Magic MergeCo, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation (“Parent”), hereby offers to purchase for cash all issued and outstanding shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc., a Delaware corporation (“Michaels”), at a price of $22.00 per Share, net to the seller, in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Michaels has informed us that, as of March 11, 2021, the executive officers and directors of Michaels beneficially owned, in the aggregate, 635,028 Shares (excluding any Michaels Stock Options, Michaels Restricted Shares, Michaels RSUs, Michaels PSUs and Michaels MSUs) and that, to the best of Michaels’ knowledge, after reasonable inquiry, each executive officer and director of Michaels who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Michaels have informed Michaels that they intend to tender all Shares, if any, beneficially owned by them pursuant to the Offer. The Offer and withdrawal rights will expire at one minute past 11:59 P.M., New York City time, on April 12, 2021 (the “Offer Expiration Time”), unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021, among Parent, Purchaser and Michaels (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that as soon as practicable after the consummation of the Offer, Purchaser will merge with and into Michaels (the “Merger”) in accordance with the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Michaels continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and as a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no Michaels stockholder vote will be required to adopt the Merger Agreement and consummate the Merger. As a result of the Merger, Shares will cease to be publicly traded. Under the terms of the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger or certificate of ownership and merger or other appropriate documents (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date or time as is agreed and specified in the Certificate of Merger (the “Effective Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares irrevocably accepted for purchase by Purchaser in the Offer, held in the treasury of Michaels or owned by any direct or indirect wholly owned subsidiary of Michaels and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Michaels who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and less applicable withholding taxes. Under no circumstances will interest on the Offer Price or Merger Consideration for Shares be paid to the stockholders of Michaels, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of equity awards of Michaels.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary and Paying Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the instructions to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or

Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., acting as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), and Georgeson LLC (“Georgeson”), acting as the information agent for the Offer, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”

On March 2, 2021, the board of directors of Michaels (the “Michaels Board”) unanimously (a) determined that the Merger Agreement and the Transactions are advisable, are fair to and in the best interests of Michaels and Michaels’ stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) authorized and approved the execution, delivery and performance by Michaels of the Merger Agreement and the consummation of the Transactions and (d) resolved to recommend that the stockholders of Michaels accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A more complete description of the Michaels Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in Michaels’ Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, “Schedule 14D-9”) under the Exchange Act that will be mailed to the stockholders of Michaels.

The Offer is not subject to any financing condition. The Offer is conditioned upon the Offer Conditions, which include the following: (i) the Minimum Tender Condition; (ii) the Required Approvals Condition; (iii) the No Order Condition; (iv) the Representations Condition; (v) the Covenants Condition; (vi) the MAE Condition; (vii) the Compliance Certificate Condition; (viii) the Termination Condition; (ix) the No-Shop Period Start Date Condition and (x) the Marketing Period Condition. See Section 15 – “Certain Conditions of the Offer.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Offer Expiration Time, together with such Shares then owned by Purchaser, is a majority of the Shares outstanding, Purchaser will not seek the approval of Michaels’ remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL also requires that the Merger Agreement provide that such merger will be effected as soon as practicable, subject to the conditions specified in the Merger Agreement, following the consummation of the tender offer. Therefore, Michaels, Parent and Purchaser have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 11 – “The Merger Agreement; Other Agreements.”

No appraisal rights are available in connection with the Offer. However, if Purchaser accepts Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the Merger Consideration (in each case, net of applicable withholding taxes and without interest), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 – “Appraisal Rights.”

UBS Securities LLC (“UBS”), the financial advisor to Michaels, to the Michaels Board, delivered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 2, 2021, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Offer Price to be received by holders of Shares (other than Excluded Shares and Appraisal Shares) in the Transactions was fair, from a financial point of view, to such holders of Shares (other than Excluded Shares and Appraisal Shares). The full text of UBS’ written opinion, which describes the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, will be included as an annex to Schedule 14D-9. UBS’ opinion was provided for the benefit of the Michaels Board in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, of the Offer Price to holders of Shares (other than Excluded Shares and Appraisal Shares) in the Transactions. Stockholders are urged to read the full text of that opinion carefully and in its entirety. The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5 – “Material United States Federal Income Tax Consequences.”

Parent and Purchaser have retained Georgeson to be the “Information Agent” and Computershare Trust Company, N.A. to be the “Depositary and Paying Agent” in connection with the Offer. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary and Paying Agent, and Georgeson, as Information Agent, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	TERMS OF THE OFFER.

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the Offer Conditions (as defined in Section 15 – “Certain Conditions of the Offer”) (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Offer Expiration Time and not validly withdrawn as permitted under Section 4 – “Withdrawal Rights” (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”). The term “Offer Expiration Time” means one minute after 11:59 P.M., New York City time, on April 12, 2021, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Offer Expiration Time” means such later time and date to which the Offer has been extended; provided, however, that the Offer Expiration Time may not be extended beyond July 2, 2021 unless extended in the event the marketing period for the Debt Financing has commenced but has not been completed by such date (such date, as extended as applicable, the “Outside Date”) or the valid termination of the Merger Agreement.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer”. Purchaser may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the Offer Conditions described in Section 15 – “Certain Conditions of the Offer” are not satisfied or waived. See Section 11 – “The Merger Agreement; Other Agreements – Termination”.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Michaels (i) reduce the number of Shares sought pursuant to the Offer, (ii) reduce the Offer Price (except as required by the Merger Agreement), (iii) amend, modify, supplement or waive the Minimum Tender Condition, the Termination Condition or the No-Shop Period Start Date Condition, (iv) add to or supplement any other Offer Condition, (v) directly or indirectly amend or modify any other term of the Offer in any manner that would, individually or in the aggregate, adversely affect, or would reasonably be expected to adversely affect, any holder of Shares, impair the ability of Parent or Purchaser to consummate the Offer or, except to effect an extension of the Offer that is expressly permitted under the Merger Agreement in accordance with the terms thereof, prevent or delay the consummation of the Offer or the Merger, (vi) extend or otherwise change the Offer Expiration Time (except as expressly required or permitted by the Merger Agreement), (vii) change the form of consideration payable in the Offer or (viii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

The Merger Agreement provides, among other things, that with respect to the Offer Price and the Merger Consideration, if at any time between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of Michaels shall occur, including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), combination, exchange, readjustment of shares, stock dividend, stock distribution or other similar transaction, then the Offer Price and the Merger Consideration will be adjusted appropriately to provide the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such action.

Pursuant to the Merger Agreement, the Offer may be extended beyond the initial Offer Expiration Time, but in no event will the Offer be extended beyond the earlier of the Outside Date or the valid termination of the Merger Agreement. The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, (a) extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or as may be necessary to resolve any comments of the SEC or its staff or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Tender Offer Statement on Schedule TO with respect to the Offer (together with any exhibits, supplements or amendments thereto, the “Offer Documents”), (b) if, as of any then-scheduled Offer Expiration Time, any Offer Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to ten business days each (or such longer or shorter period as Michaels, Parent and Purchaser may agree), but if the sole such unsatisfied Offer Condition is the Minimum Tender Condition, Purchaser shall not be required to extend the Offer for more than five consecutive periods of five business days each (or such longer or shorter period as Michaels, Parent and Purchaser may agree); and except that if, as of any then-scheduled Offer Expiration Time, all of the Offer Conditions other than the No-Shop Period Start Date Condition (and other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) have been satisfied or waived, Purchaser shall extend the Offer until one minute after 11:59 p.m. (New York City time) on March 27, 2021. Additionally, subject to certain terms and conditions set forth in the Merger Agreement, Purchaser may extend the Offer for one or any number of successive periods of up to five business days each in order to permit the funding of the full amount of the Debt Financing (as defined below) necessary to pay the aggregate Offer Price, Merger Consideration and any other amounts required to be paid by Parent and Purchaser (the “Required Amount”) if, as of a then-scheduled Offer Expiration Time (i) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time and which conditions would be capable of being satisfied as of such then-scheduled Offer Expiration Time), (ii) the full amount of the Debt Financing necessary to pay the Required Amount has not been funded and will not be available to be funded at the consummation of the Offer and at the Closing of the Merger (the “Closing”) and (iii) Parent and Purchaser have provided Michaels with an Offer Extension Notice in accordance with the Merger Agreement and certain other conditions are met. See Section 11 – “The Merger Agreement; Other Agreements – Expiration and Extension of the Offer.”

During any extension of the initial offer period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 – “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer, if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Offer Expiration Time Purchaser decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer, but Parent and Purchaser are prohibited from terminating the Offer prior to any then-scheduled Offer Expiration Time, unless the Merger Agreement has been terminated in accordance with its terms.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15 – “Certain Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the

Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Offer Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of Purchaser under those rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to a national news service and making any appropriate filings with the SEC.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As soon as practicable following the consummation of the Offer and subject to no governmental authority having enacted a law enjoining or otherwise prohibiting the Merger, Purchaser will complete the Merger without a vote of the stockholders of Michaels to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the DGCL.

Michaels has provided Purchaser its list of stockholders with security position listings for the purpose of dissemination of the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Michaels’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or, to the extent permitted, earlier waiver of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and will pay or cause the Depositary and Paying Agent to pay for all Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time pursuant to the Offer within two business days after the Acceptance Time. Subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, in order to comply with applicable law. See Section 15 – “Certain Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (b) the Letter of Transmittal (or, with respect to a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting those payments to the tendering stockholders. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Merger Agreement, but subject to Michaels’ rights under the Merger Agreement (other than in a situation in which the Offer is withdrawn or terminated or the Merger Agreement is terminated), the Depositary and Paying Agent may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for such Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Offer Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. Except as set forth below, to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Offer Expiration Time. The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering such Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary and Paying Agent’s office.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase by the Offer Expiration Time. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation”.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of such Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the Letter of Transmittal is signed by a person other than the registered owner(s) of such Shares listed, or if payment is to be made to or certificates for Shares representing Shares not tendered or accepted for payment are to be issued in the name of a person other than the registered owners(s), then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Offer Expiration Time.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign such Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when Purchaser accepts such Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of

Transmittal) and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to validity, form and eligibility (including time of receipt) of the surrender of any certificate for Shares hereunder, including questions as to the proper completion or execution of any Letter of Transmittal or other required documents and as to the proper form for transfer of any certificates for Shares, will be determined by Purchaser (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the surrender of any Shares or certificate(s) for Shares whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Appointment. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to such Shares tendered by that stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after Acceptance Time. On and following the Acceptance Time, such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, without further action, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment at the Acceptance Time, Purchaser’s designees will, with respect to such Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of Michaels’ stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for those Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Backup Withholding. Under the United States federal income tax backup withholding rules, the Depositary and Paying Agent (as the payor) may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion (currently, 24%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer, unless the stockholder provides his or her taxpayer identification number (“TIN”) and certifies that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establishes a valid exemption from backup withholding to the satisfaction of the Depositary and Paying Agent. If a United States Holder (as defined in Section 5 – “Material United States

Federal Income Tax Consequences”) does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, corporations and certain foreign persons) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the IRS website at http://www.irs.gov) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 9 of the Letter of Transmittal.

No alternative, conditional or contingent tenders will be accepted.

4.	Withdrawal Rights.

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Offer Expiration Time and, if not previously accepted, at any time after May 15, 2021, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to such Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered such Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary and Paying Agent), which determination will be final and binding. Purchaser also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the exchange of Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty or any tax consequences (e.g. estate or gift tax) other than United States federal income taxation. This summary deals only with Shares held as capital assets, and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including, without limitation:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership or other pass-through entity (or an investor in a partnership or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, or in other compensatory transactions or who holds Shares that are subject to vesting restrictions;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;

•	persons who own or owned (actually or constructively) more than 5% of our Shares (by vote or value) at any time during the five year period ending on the date of sale (or, if applicable, the Merger);

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”;

•	a United States expatriate and certain former citizens or long-term residents of the United States;

•	any person who owns actually or constructively owns an equity interest in Parent or the Surviving Corporation;

•

a holder of Shares that is required to accelerate the recognition of any item of gross income with respect to the Shares as a result of that income being recognized on an applicable financial statement; or

•	any holder of Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This discussion also does not address any aspect of the alternative minimum tax or the tax consequences arising from the Medicare tax on net investment income. If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares and does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares.

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in such Shares exchanged therefor. A United States Holder’s adjusted tax basis in Shares will generally be equal to the cost of such Shares to the United States Holder, reduced (but not below zero) by any previous returns of capital. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will generally be capital gain or loss, and will generally be long-term capital gain or loss if such United States Holder has held its Shares for more than one year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax.

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 24%) unless the United States Holder provides a valid TIN and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary and Paying Agent, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders.

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes).

Payments with Respect to Shares.

Subject to the discussion under “Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or the Merger generally will be exempt from United States federal income tax unless:

•

the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States), in which case (i) such non-United States Holder generally will be subject to United States federal income tax in the same manner as if it were a United States Holder, and (ii) if the non-United States Holder is a corporation, it may be subject to branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty); or

•

such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such non-United States Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of such Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized during the same taxable year.

Backup Withholding Tax.

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary and Paying Agent. Each non-United States Holder should complete, sign and provide to the Depositary and Paying Agent an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

6.	Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “MIK.” The Shares have been listed on Nasdaq since June 2014. The following table sets forth, for the fiscal quarters indicated, the high and low intra-day sales prices per Share as reported on Nasdaq since February 3, 2019.

	High	Low
Fiscal Year Ended February 1, 2022:
First Quarter (January 31, 2021 through March 15, 2021)	$22.30	$13.45
Fiscal Year Ending January 30, 2021:
First Quarter (February 2, 2020 through May 2, 2020)	$5.95	$1.00
Second Quarter (May 3, 2020 through August 1, 2020)	$8.86	$2.52
Third Quarter (August 2, 2020 through October 31, 2020)	$11.70	$6.98
Fourth Quarter (November 1, 2020 through January 30, 2021)	$17.90	$7.38
Fiscal Year Ending February 1, 2020:
First Quarter (February 3, 2019 through May 4, 2019)	$14.47	$10.62
Second Quarter (May 5, 2019 through August 3, 2019)	$11.96	$6.39
Third Quarter (August 4, 2019 through November 2, 2019)	$11.10	$4.96
Fourth Quarter (November 3, 2019 through February 1, 2020)	$9.95	$4.80

On February 26, 2021, the last full trading day before the market rumors of a potential transaction involving Michaels, the closing price of the Shares reported on Nasdaq was $15.00 per Share; therefore, the Offer Price of $22.00 per share represents a premium of approximately 47% over such price. On March 2, 2021, the last full trading day before Parent and Michaels announced that they had entered into the Merger Agreement, the closing price of the Shares reported on Nasdaq was $18.02 per Share; therefore, the Offer Price of $22.00 per Share represents a premium of approximately 22% over such price. On March 15, 2021, the last full trading day prior to the commencement of this Offer, the closing price of the Shares reported on Nasdaq was $21.91 per Share.

The Offer Price represents (i) a premium of approximately 39% to the volume-weighted average price of the Shares on Nasdaq over the thirty trading day period ended on February 26, 2021; (ii) a premium of approximately 61% to the volume-weighted average price of the Shares on Nasdaq over the sixty trading day period ended on February 26, 2021; (iii) a premium of approximately 78% to the volume-weighted average price of the Shares on Nasdaq over the ninety trading day period ended on February 26, 2021; and (iv) a premium of approximately 171% to the volume weighted average price of the Shares on Nasdaq over the one-year period ended on February 26, 2021. The Offer Price also represents (i) a premium of approximately 39% to the volume-weighted average price of the Shares on Nasdaq over the thirty trading day period ended on March 2, 2021; (ii) a premium of approximately 56% to the volume-weighted average price of the Shares on Nasdaq over the sixty trading day period ended on March 2, 2021; (iii) a premium of approximately 74% to the volume-weighted average price of the Shares on Nasdaq over the ninety trading day period ended on March 2, 2021; and (iv) and a premium of approximately 165% to the volume weighted average price of the Shares on Nasdaq over the one-year period ended on March 2, 2021.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Michaels has not declared or paid any cash dividends on the Shares during the past two years and does not anticipate paying any cash dividends in the near future. Furthermore, the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except as expressly required by the Merger Agreement, law or contract, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed and which will be deemed to be given if, within five business days after Michaels has provided to Parent a written request for consent, Parent has not rejected such request in writing), Michaels will not establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any of its capital stock.

7.	Certain Information Concerning Michaels.

Except as specifically set forth herein, the information concerning Michaels contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Michaels or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Michaels’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Michaels and its business has been taken from Michaels’ Annual Report on Form 10-K for the fiscal year ended January 30, 2021, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

Michaels is the largest arts and crafts specialty retailer in North America (based on store count) providing materials, project ideas and education for creative activities. Its mission is to inspire and enable customer creativity, create a fun and rewarding place to work, foster meaningful connections with its communities and lead the industry in growth and innovation. With crafting classes, store events, store displays, mobile applications and online videos, Michaels offers an omnichannel shopping experience that can inspire creativity and build confidence in its customers’ artistic abilities. As of January 31, 2021, Michaels operated 1,252 retail stores in the United States and Canada. Each Michaels store offers approximately 45,000 basic and seasonal stock-keeping units (“SKUs”) in a number of product categories and its online platforms offer over 100,000 basic and seasonal SKUs. Additionally, Michaels owns and operates Artistree, a vertically-integrated framing operation which supplies precut mats and high quality custom framing merchandise.

Michaels’ principal executive offices are located at 3939 West John Carpenter Freeway, Irving, Texas 75063, and its telephone number is (972) 409-1300.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Michaels is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Michaels’ directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Michaels’ securities, any material interests of such persons in transactions with Michaels and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available on www.sec.gov.

Michaels’ Financial Projections. Michaels provided Parent with certain internal financial projections as described in Michaels’ Schedule 14D-9, which will be filed with the SEC and is being mailed to Michaels’ stockholders contemporaneously with this Offer to Purchase.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation with its principal executive offices located at One Manhattanville Road, Suite 201, Purchase, NY 10577. The telephone number of Parent is (212) 515-3200. Purchaser is a Delaware corporation with its principal executive offices located at One Manhattanville Road, Suite 201, Purchase, NY 10577. The telephone number of Purchaser is (212) 515-3200. Parent and Purchaser were both formed on February 26, 2021 solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described below in Section 9 – “Source and Amount of Funds”) in connection with the Offer and the Merger. Parent and Purchaser have no assets or liabilities other than their contractual rights and obligations related to the Merger Agreement. Until immediately prior to the Acceptance Time, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

Apollo Management IX, L.P. (“Apollo Management IX”) serves as the manager of Apollo Investment Fund IX, L.P. and the investment manager or portfolio manager of other investment funds. The general partner of Apollo Management IX is AIF IX Management, LLC (“AIF IX LLC”). Apollo Management, L.P. (“Apollo LP”) is the sole member and manager of AIF IX LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP,” and together with Apollo Management IX, AIF IX LLC, Apollo LP, Management GP and Management Holdings, the “Apollo Management Entities”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers of Management Holdings GP. The principal office address of each of the Apollo Management Entities is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal office is 212-515-3200.

The principal business of Apollo Management IX is serving as the investment manager or portfolio manager of certain investment funds. The principal business of AIF IX LLC is serving as the general partner of Apollo. The principal business of Apollo LP is serving as the sole member and manager of AIF IX LP and other Apollo Management Entities. The principal business of Management GP is serving as the general partner of Apollo LP. The principal business of Management Holdings is serving as the sole member and manager of Management GP and other Apollo Management Entities. The principal business of Management Holdings GP is serving as the general partner of Management Holdings LP.

Certain equity funds (the “Apollo Funds”) managed by Apollo Management IX have provided to Purchaser an equity commitment equal to $2,114 million (the “Equity Commitment Letter”), subject to the adjustments, terms and conditions set forth in the Equity Commitment Letter. See Section 9 – “Source and Amount of Funds.” We refer to Purchaser, Parent and Apollo Management IX, collectively, as the “Participant Group.” The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares or other equity securities of Michaels and (ii) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons or entities referred to above has effected any transaction in Shares during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Michaels, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Schedule I, on the one hand, and Michaels or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Schedule I, on the one hand, and Michaels or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the members of the Participant Group nor, to the knowledge of any of the members of the Participant Group, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the members of the Participant Group nor, to the knowledge of any of the members of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent, Purchaser and Apollo Management IX filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the Public Reference Room may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

Purchaser estimates that it will need up to approximately $6,214 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance Michaels’ existing indebtedness and to pay related fees and expenses at the Closing of the Transactions (the “Transaction Uses”). Parent has received Debt Commitment Letters, pursuant to which the financial institutions party thereto have agreed to provide it with (1) a $2,100 million term loan facility, a $700 million secured bridge facility and a $1,300 million unsecured bridge facility, the proceeds of which may be used to pay a portion of the Transaction Uses and (2) a $1,000 million asset-based revolving credit facility, the proceeds of which may be used (subject to capped amounts) to pay a portion of the Transaction Uses and which may be used by the surviving corporation for general corporate purposes after the consummation of the Merger (the “Debt Financing”). The Apollo Funds have provided to Purchaser an equity commitment equal to $2,114 million (the “Equity Financing”). The proceeds of the Equity Financing and the Debt Financing, together with Michael’s available cash, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and the other Transaction Uses. Funding of the Debt Financing and the Equity Financing (as defined below) is subject to the satisfaction of various customary conditions set forth in the Debt Commitment Letters and the Equity Commitment Letter. The Offer and the Merger are not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer and pay for the Shares acquired in the Merger.

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the consideration offered in the Offer consists solely of cash, (ii) the Offer is being made for all issued and outstanding Shares, (iii) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger, (iv) the Offer is not subject to any financing condition, and (v) we have all of the financial resources, including committed debt and equity financing, sufficient to finance the Offer and the Merger.

Equity Financing.

Purchaser has received the Equity Commitment Letter dated as of March 2, 2021 (together with the Debt Commitment Letters, the “Commitment Letters”), pursuant to which the Apollo Funds have committed to contribute, subject to the terms and conditions of the Equity Commitment Letter, to Purchaser an amount equal to $2,114 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding, and to the extent necessary to fund, the Transaction Uses pursuant to and in accordance with the Merger Agreement (such committed equity financing, the “Equity Financing” and together with the Debt Financing, the “Financing”). The funding of the Equity Financing is subject to (i) with respect to the aggregate Offer Price payable at the Acceptance Time, (a) the satisfaction or waiver by Purchaser or Parent of the Offer Conditions, and (b) the Debt Financing being funded at the Closing if the Equity Financing is funded at the Closing and (ii) with respect to the aggregate Merger Consideration, (x) the satisfaction in full or valid waiver, on or before the Closing, of all of the conditions precedent to the obligations of Parent and Purchaser, as set forth in the Merger Agreement (see Section 11 – “The Merger Agreement; Other Agreements”) and (y) the Debt Financing being funded at the Closing. The Apollo Funds’ equity commitment is subject to reduction in the event Purchaser does not require all of the Equity Financing in order to satisfy its obligations.

Michaels is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which is limited to, subject to the terms and conditions of the Merger Agreement, the right of Michaels to seek specific performance of Purchaser’s right to cause the Equity Financing to be funded as, and only to the extent provided in, the Equity Commitment Letter.

The obligation of the Apollo Funds to fund their equity commitment will terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Closing, (iii) the payment in full of the Guaranteed Obligation (as defined below) pursuant to the Limited Guarantee (as defined below) in accordance with the terms thereof and (iv) the assertion or commencement by Michaels or any of its affiliates or any person, in each case, by or on behalf of Michaels of a lawsuit or other proceeding against any Apollo Fund or any Related Person (as defined below) of an Apollo Fund asserting any claim for payment or other liabilities under the Equity Commitment Letter, the Merger Agreement, the Debt Commitment Letters, the Limited Guarantee or any other document or instrument delivered in connection therewith or any of the transactions contemplated thereby, other than any lawsuit, claim or proceeding by Michaels (w) against Parent or Purchaser in accordance with the Merger Agreement or any other Transaction Documents (as defined below), (x) against Parent under the Equity Commitment Letter, (y) against the Apollo Funds under the Limited Guarantee, and (z) against any Related Person under the Confidentiality Agreement (as defined below). “Related Parties” means any former, current or future direct or indirect equity holder, controlling person, general or limited partner, officer, director, employee, investment professional, manager, stockholder, member, agent, affiliate, assignee, financing source or representative of any of the foregoing or any of their respective successors or assigns (other than each Apollo Fund, Parent, Purchaser or any other affiliated entity party to any Transaction Document, or their respective successors and permitted assigns) of any Apollo Fund.

The foregoing summary of certain provisions of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Limited Guarantee.

Concurrently with the execution and delivery of the Equity Commitment Letter, the Apollo Funds executed and delivered to Michaels a limited guarantee (the “Limited Guarantee”) in favor of Michaels in respect of Purchaser’s obligation under the Merger Agreement for the payment of (A)(i) following the valid termination of the Merger Agreement, the Parent Termination Fee (as defined below), if, when, and as due, pursuant to the Merger Agreement or (ii) all amounts payable (and solely to the extent payable pursuant to a final and non-appealable order of a court of competent jurisdiction) as damages (solely to the extent proven) as a result of willful and material breach by Parent or Purchaser on or before the Closing under and in accordance with the terms of the Merger Agreement plus (B) the amount required to satisfy Parent’s expense reimbursement and indemnification obligations under the Merger Agreement if, as and when Parent becomes obligated to make any payments thereunder (clauses (i) and (ii), collectively, the “Guaranteed Obligation”), provided that in no event will the Apollo Funds’ aggregate liability under the Limited Guarantee exceed $220,000,000. The obligations of the Apollo Funds under the Limited Guarantee terminate as of the earliest to occur of: (i) the consummation of the Closing in accordance with the terms of the Merger Agreement, including payment of the aggregate Offer Price and Merger Consideration (the “Aggregate Consideration”) in accordance with the Merger Agreement; (ii) the indefeasible payment in full of the Guaranteed Obligation; (iii) the termination of the Merger Agreement in accordance with its terms in any circumstances other than pursuant to which Parent would be required pursuant to the Merger Agreement to make any payment of any Guaranteed Obligation; (iv) the date that is sixty (60) days after the termination of the Merger Agreement if the Merger Agreement is terminated in any of the circumstances pursuant to which Parent would be required pursuant to the Merger Agreement to make a payment of the Guaranteed Obligation unless (A) Michaels makes a claim with respect to such Guaranteed Obligation during such sixty (60)-day period and (B) Michaels commences a legal proceeding during such sixty (60)-day period against the Apollo Funds alleging that Parent is liable for such Guaranteed Obligation, in which case, this Limited Guarantee shall survive solely with respect to amounts claimed or alleged to be so owing; and (v) the termination of Limited Guarantee by mutual written agreement.

The foregoing summary of certain provisions of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Debt Financing.

Parent has received (i) a debt commitment letter, dated March 2, 2021 (the “Term Loan and Bridge Facilities Debt Commitment Letter”) from the financial institutions party thereto to provide to Purchaser, subject to the terms and conditions set forth therein, (x) a seven year senior secured term loan facility in an aggregate principal amount of $2,100 million (the “Term Facility”), (y) a seven year senior secured bridge facility in an aggregate principal amount of $700 million (the “Senior Secured Bridge Facility”) and (z) an eight year senior unsecured bridge facility in an aggregate principal amount of $1,300 (the “Senior Unsecured Bridge Facility”), the proceeds of which are expected to be used to pay the a portion of the Transaction Uses, and (ii) a debt commitment letter, March 2, 2021 (the “ABL Debt Commitment Letter,” and, together with the Term Loan and Bridge Facilities Debt Commitment Letter, the “Debt Commitment Letters”) from the financial institutions party thereto to provide, subject to the terms and conditions set forth therein, a five year asset-based revolving credit facility with an aggregate commitment of $1,000 million (the “ABL Facility”), the proceeds of which may be used (subject to capped amounts) to pay a portion of the Transaction Uses and which may be used by the surviving corporation for general corporate purposes after the consummation of the Merger. Purchaser will, at its option, (1) either (i) issue senior secured notes (the “Senior Secured Notes”) in a Rule 144A or other private placement on or prior to the Closing yielding up to $700 million in aggregate gross cash proceeds, and/or (ii) if any or all of the Senior Secured Notes are not issued on or prior to the Closing and the proceeds thereof made available to Purchaser on the Closing, borrow up to such unissued amount in the form of senior secured bridge loans under the Senior Secured Bridge Facility and (2) either (i) issue senior unsecured notes (the “Senior Unsecured Notes”) in a Rule 144A or other private placement on or prior to the Closing yielding up to

$1,300 million in aggregate gross cash proceeds, and/or (ii) if any or all of the Senior Unsecured Notes are not issued on or prior to the Closing and the proceeds thereof made available to Purchaser on the Closing, borrow up to such unissued amount in the form of senior unsecured bridge loans under the Senior Unsecured Bridge Facility. The Term Facility, the Senior Secured Bridge Facility (and/or the Senior Secured Notes), the Senior Unsecured Bridge Facility (and/or the Senior Unsecured Notes) and the ABL Facility are collectively referred to herein as the “Debt Financing”. In connection with the consummation of the Merger, Michaels will assume the obligations of Purchaser under the Debt Financing as the surviving entity of the Merger. The term “Borrower” means (i) prior to the consummation of the Merger, Purchaser and (ii) thereafter, Michaels as the surviving entity of the Merger.

The commitments under the Debt Commitment Letters expire upon the earliest to occur of (i) 11:59 P.M. New York City time on the date that is five business days after the Outside Date, (ii) with respect to each facility, the consummation of the Merger without the closing of such facility, and (iii) the date on which the Merger Agreement is terminated in accordance with its terms. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to consummate the Debt Financing on the terms and conditions described in each Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letters, Parent and Purchaser will use their reasonable best efforts to arrange and obtain alternative financing in an amount sufficient to pay the Required Amount with terms and conditions (including any applicable market “flex” provisions) not less favorable to Parent than the terms and conditions set forth in the Debt Commitment Letters.

Although the Debt Financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available. There is no financing condition to the Offer.

The availability of the Debt Financing is subject to, among other things:

•

consummation of the Merger and the Offer in accordance with the Merger Agreement (without giving effect to any amendment, modification, waiver, consent or other modification by Parent that is materially adverse to the interests of the financing sources (in their capacities as such), other than with the approval of the lead arrangers thereof);

•	since the date of the Merger Agreement, no Material Adverse Effect (as defined below) shall have occurred;

•	delivery of certain historical financial information about Michaels and its subsidiaries;

•	delivery of certain pro forma financial information about Purchaser and its subsidiaries;

•

use of commercially reasonable efforts by Purchaser to deliver, not later than 15 consecutive days (subject to certain blackout periods) prior to the Closing, a customary confidential information memorandum, customary offering documents and other customary marketing materials to be used in connection with the marketing of the Debt Financing;

•	payment of fees and expenses required by the Debt Commitment Letters; and

•	execution and delivery of definitive documentation.

Credit Suisse, Wells Fargo, Barclays, Deutsche Bank, Mizuho, Royal Bank of Canada and Bank of America will act as bookrunners and arrangers for the Debt Financing.

Term Facility.

Interest Rate. Loans under the Term Facility are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case plus a spread.

Guarantors. All obligations of the Borrower under the Term Facility will be guaranteed by Parent and each of the existing and future direct and indirect, material wholly owned domestic subsidiaries of the Borrower (subject to customary exceptions) (collectively, the “Subsidiary Guarantors”) on a senior secured basis.

Security. The obligations under the Term Facility will be secured, subject to permitted liens and other agreed upon exceptions, (a) on a first priority basis by a perfected security interest in (i) substantially all of the material owned assets of the Borrower and each Subsidiary Guarantor (other than assets constituting the ABL Priority Collateral (as defined below)) and (ii) all of the equity interests of the Borrower directly held by Parent, in each case, whether owned on the Closing or thereafter acquired (the “Term Priority Collateral”) and (b) on a junior priority basis by perfected security interests in all accounts receivable, credit card receivables, loan receivables, other receivables, inventory, related books and records, general intangibles (other than intellectual property and equity interests), deposit accounts and securities accounts, and cash of the Borrower and each Subsidiary Guarantor, in each case, whether owned on the Closing or thereafter acquired (the “ABL Priority Collateral” and, together with the Term Priority Collateral, the “Collateral”).

Other Terms. The Term Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The Term Facility will also include customary events of defaults including a change of control to be defined.

Senior Secured Notes and/or Senior Secured Bridge Facility. Purchaser expects to issue up to $700 million aggregate principal amount of Senior Secured Notes. The Senior Secured Notes will not be registered under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated (the “Securities Act”) and may not be offered in the United States absent registration or an applicable exemption from registration requirements and nothing herein is or will be deemed to be an offer or sale of Senior Secured Notes, which may only be made pursuant to appropriate offering documentation. If the offering of Senior Secured Notes by Purchaser is not completed on or prior to the Closing, the financial institutions party to the Term Loan and Bridge Facilities Debt Commitment Letter have committed to provide up to $700 million aggregate principal amount of loans under the Senior Secured Bridge Facility to Purchaser.

Interest Rate. Commencing on the Closing, bridge loans under the Senior Secured Bridge Facility are expected to bear interest at a rate equal to the adjusted LIBOR plus a spread that will increase over time. On the first year anniversary of the Closing, any bridge loans under the Senior Secured Bridge Facility will, to the extent not previously repaid in full, convert automatically into senior secured term loans. After such conversion to senior secured term loans, the applicable financial institutions may choose to exchange such senior secured term loans for senior secured exchange notes. The bridge loans and any senior secured term loans will be subject to a maximum rate of interest. Any senior secured term loans or senior secured exchange notes will mature on the seventh anniversary of the Closing.

Guarantors. All obligations under the Senior Secured Bridge Facility and the Senior Secured Notes will be unconditionally guaranteed by each Subsidiary Guarantor on a senior secured basis.

Security. The obligations under the Senior Secured Bridge Facility and the Senior Secured Notes will be secured by the Collateral on a pari passu basis with the Term Facility.

Other Terms. The Senior Secured Bridge Facility and the Senior Secured Notes will contain customary representations and warranties and customary affirmative and negative covenants. The Senior Secured Bridge Facility and the Senior Secured Notes will also include customary events of defaults.

Senior Unsecured Notes and/or Senior Unsecured Bridge Facility. Purchaser expects to issue up to $1,300 million aggregate principal amount of Senior Unsecured Notes. The Senior Unsecured Notes will not be registered under the Securities Act and may not be offered in the United States absent registration or an applicable exemption from registration requirements and nothing herein is or will be deemed to be an offer or sale of Senior Unsecured Notes, which may only be made pursuant to appropriate offering documentation. If the offering of Senior Unsecured Notes by Purchaser is not completed on or prior to the Closing, the financial institutions party to the Term Loan and Bridge Facilities Debt Commitment Letter have committed to provide up to $1,300 million aggregate principal amount of loans under the Senior Unsecured Bridge Facility to Purchaser.

Interest Rate. Commencing on the Closing, bridge loans under the Senior Unsecured Bridge Facility are expected to bear interest at a rate equal to the adjusted LIBOR plus a spread that will increase over time. On the first year anniversary of the Closing, any bridge loans under the Senior Unsecured Bridge Facility will, to the extent not previously repaid in full, convert automatically into senior unsecured term loans. After such conversion to senior unsecured term loans, the applicable financial institution may choose to exchange such senior unsecured term loans for senior unsecured exchange notes. The bridge loans and any senior unsecured term loans will be subject to a maximum rate of interest. Any senior unsecured term loans or senior unsecured exchange notes will mature on the eighth anniversary of the Closing.

Guarantors. All obligations under the Senior Unsecured Bridge Facility and the Senior Unsecured Notes will be unconditionally guaranteed by each Subsidiary Guarantor on a senior unsecured basis.

Other Terms. The Senior Unsecured Bridge Facility and the Senior Unsecured Notes will contain customary representations and warranties and customary affirmative and negative covenants. The Senior Unsecured Bridge Facility and the Senior Unsecured Notes will also include customary events of defaults.

ABL Facility.

Interest Rate. Loans under the ABL Facility are expected to bear interest, at the Borrower’s option, at a rate equal to the adjusted LIBOR or an alternate base rate, in each case plus a spread.

Guarantors. All obligations of the Borrower under the ABL Facility will be guaranteed by Parent and each Subsidiary Guarantor.

Security. The obligations under the ABL Facility will be secured, subject to permitted liens and other agreed upon exceptions, (a) on a first priority basis by a perfected security interest in the ABL Priority Collateral and (b) on a junior priority basis by perfected security interests in the Term Priority Collateral.

Other Terms. The ABL Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The ABL Facility will also include customary events of defaults including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letters do not purport to be complete and are qualified in their entirety by reference to the Debt Commitment Letters themselves, which are incorporated herein by reference. We have filed copies of the Debt Commitment Letters as Exhibit (b)(1) and Exhibit (b)(2) to the Schedule TO, which are incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with Michaels.

The following is a description of significant contacts between representatives of Apollo Management IX, Parent and Purchaser, on the one hand, and representatives of Michaels, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of Michaels’ activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which will be filed by Michaels with the SEC and is being mailed to stockholders concurrently with this Offer to Purchase.

From time to time during 2019 and 2020, representatives of Apollo Management IX had high level conversations with Mr. Josh Bekenstein and/or Mr. Ryan Cotton, members of the Michaels Board, concerning Apollo Management IX’s potential interest in Michaels. At no point during this time period did Apollo Management IX submit a written indication of interest to acquire Michaels.

On November 4, 2020, a representative of Apollo Management IX submitted an unsolicited non-binding indication of interest on behalf of the Apollo Funds to acquire all of Michaels’ outstanding stock for an indicative value of between $14.00 and $15.00 per Share in cash. A representative of Apollo Management IX submitted this indication of interest to Mr. Bekenstein and Mr. Cotton, and requested that they share the indication of interest with the Michaels Board. Mr. Cotton indicated to Apollo Management IX that the Michaels Board was unlikely to be interested in a transaction at the indicative value set forth in Apollo Management IX’s letter, but that he would provide the indication of interest to the Michaels Board. As of such date, Michaels’ closing stock price was $8.35 per Share.

On November 10, 2020, Mr. James Quella, Chairman of the Michaels Board, communicated to representatives of Apollo Management IX that Michaels was not for sale and that, in any event, Apollo Management IX’s indication of interest did not adequately value Michaels.

On December 8, 2020, a representative of Apollo Management IX contacted Mr. Quella, communicating that a revised indication letter would be provided to Mr. Quella the following day.

On December 9, 2020, a representative of Apollo Management IX contacted Mr. Quella to indicate that it would be submitting a non-binding indication of interest for the Apollo Funds to acquire all of Michaels’ outstanding stock for an indicative value of between $18.00 and $20.00 per Share. Thereafter, Apollo Management IX submitted to Mr. Quella a revised non-binding indication of interest for the Apollo Funds to acquire all of Michaels’ outstanding stock for an indicative value of between $18.00 and $20.00 per Share in cash. The revised Apollo Management IX indication of interest also indicated that Apollo Management IX would be willing to include a go-shop provision in the merger agreement to permit Michaels to actively solicit alternative proposals to acquire all of Michaels’ outstanding stock for a period of time after the signing of a definitive transaction document. As of such date, Michaels’ closing stock price was $12.39 per Share.

On December 11, 2020, Mr. Quella communicated to representatives of Apollo Management IX that the Michaels Board had rejected Apollo Management IX’s December 9 indication of interest. Mr. Quella indicated that pursuing a transaction with the Apollo Funds at that time could disrupt and distract Michaels management during the holiday season, which is Michaels’ busiest selling season, and negatively affect Michaels’ ability to execute its strategy at that time, and as a result the Michaels Board had determined that pursuing the proposed transaction, at that time, was not in the best interest of Michaels and its stockholders.

On January 4, 2021, a representative of Apollo Management IX contacted Mr. Quella to inquire whether Mr. Quella was available to discuss Apollo Management IX’s earlier indication of interest, as the fourth calendar quarter holiday season had since concluded.

On January 5, 2021, a representative of Apollo Management IX contacted Mr. Quella, during which Mr. Quella indicated that, based on feedback from the Michaels Board, Apollo Management IX would need to increase the proposed price for the Michaels Board to consider a transaction.

On January 11, 2021, Apollo Management IX submitted to Mr. Quella a further revised indication of interest for the Apollo Funds to acquire all of Michaels’ outstanding stock for an indicative value of between $22.00 and $24.00 per Share in cash. In its revised indication of interest, Apollo Management IX reiterated its ability to sign a definitive merger agreement within 30 days and its willingness to include a go-shop provision in the merger agreement to permit Michaels and its representatives to actively solicit alternative acquisition proposals for a period of time after the signing of a merger agreement. Apollo Management IX’s indication of interest also indicated that Apollo Management IX expected that any negotiations between Michaels and Apollo Management IX would be on an exclusive basis until the signing of definitive transaction documentation. As of such date, Michaels’ closing stock price was $14.27 per Share.

On January 12, 2021, Mr. Quella contacted a representative of Apollo Management IX indicating that he expected the Michaels Board to consider retaining UBS Securities LLC (“UBS”) as a financial advisor and that, in such event, UBS would contact Apollo Management IX about next steps.

On January 14, 2021, representatives of UBS contacted representatives of Apollo Management IX to inquire about certain assumptions underlying Apollo Management IX’s January 11 indication of interest and to discuss the transaction process in connection with the Michaels Board’s consideration of Apollo Management IX’s January 11, 2021 indication of interest.

On January 19, 2021, representatives of UBS communicated to representatives of Apollo Management IX that, subject to Apollo Management IX entering into a non-disclosure agreement acceptable to Michaels, Michaels was prepared to discuss a potential acquisition of Michaels and make certain due diligence information available to enable Apollo Management IX to submit a proposal for the Apollo Funds to acquire all of Michaels’ outstanding stock at a single price per Share on or prior to February 8, 2021.

Also on January 19, 2021, representatives of UBS shared with representatives of Apollo Management IX a draft non-disclosure agreement, as prepared by Ropes & Gray LLP, counsel to Michaels (“Ropes & Gray”). Thereafter, representatives of each of Ropes & Gray and Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Apollo Management IX (“Paul Weiss”), negotiated a non-disclosure agreement between Michaels and Apollo Management IX. Michaels and Apollo Management IX subsequently entered into a non-disclosure agreement on January 20, 2021. The non-disclosure agreement contains a stand-still provision for the benefit of Michaels with customary fall-away provisions upon Michaels’ entry into a change of control transaction.

On January 20, 2021, pursuant to the terms of the executed non-disclosure agreement, Michaels began providing access to Apollo Management IX and its representatives to certain due diligence information of Michaels via a virtual data room. Later that day, a representative of Apollo Management IX had a call with representatives of UBS to further discuss the due diligence process.

On January 26, 2021, a representative of Apollo Management IX contacted representatives of UBS to further discuss the transaction process.

On January 28, 2021, Michaels held a management diligence session by videoconference with representatives of Apollo Management IX. At this management session, members of Michaels senior management, including Mr. Ashley Buchanan, the Chief Executive Officer of Michaels, and Mr. Michael Diamond, the Chief Financial Officer of Michaels, and representatives of UBS were present.

On January 31, 2021, representatives of Ropes & Gray and Simpson Thacher & Bartlett LLP, counsel to Apollo Management IX (“Simpson Thacher”), discussed, among other things, the process and timing for Apollo Management IX to submit transaction documents, assuming the Michaels Board decided to proceed with a potential transaction.

On February 1, 2021, Mr. Buchanan, Mr. Diamond and other members of Michaels senior management had meetings by videoconference with representatives of Apollo Management IX, with representatives of UBS and Ropes & Gray present, to discuss strategic priorities and financial due diligence.

On February 2, 2021, members of Michaels senior management and representatives of Apollo Management IX met by videoconference, with representatives of UBS and Ropes & Gray present, to discuss Michaels’ then current capitalization.

On February 3, 2021, representatives of Apollo Management IX contacted representatives of UBS to provide an update on Apollo Management IX’s due diligence review of Michaels. Representatives of Apollo Management IX indicated that, in light of certain findings from financial due diligence, Apollo Management IX’s next proposal would be at a lower valuation compared to the range included in Apollo Management IX’s January 11 indication of interest.

Early on the morning of February 8, 2021, Apollo Management IX submitted an updated proposal for the Apollo Funds to acquire all of Michaels’ outstanding stock at an indicative value of between $19.00 and $20.00 per Share, in cash, noting that it had revised its indicative value because of concerns about Michaels’ projected financial performance in fiscal year 2021 and the significant cash investment it viewed as necessary to fund near-term working capital needs (in excess of historical levels) and capital expenditures. As of such date, Michaels’ closing stock price was $16.39 per Share. Apollo Management IX indicated to Michaels that it would only be willing to engage with Michaels in a transaction in this valuation range if Michaels agreed to provide Apollo Management IX with exclusivity prior to February 10, 2021.

On February 8, 2021, representatives of UBS communicated to representatives of Apollo Management IX that its revised proposal was not acceptable and that the Michaels Board would not support a transaction at a price that is less than $22.00 per Share.

On February 9, 2021, Apollo Management IX submitted a further updated proposal via UBS to acquire all of Michaels’ outstanding stock at a price per Share of $22.00 in cash. As of such date, Michaels’ closing stock price was $16.50 per Share. In this proposal, Apollo Management IX indicated a desire to sign a definitive transaction agreement by March 4, 2021, the date on which Michaels’ earnings results were scheduled to be announced.

On February 11, 2021, members of Michaels senior management and representatives of Apollo Management IX held further due diligence calls, with representatives of UBS and Ropes & Gray present.

On February 12, 2021, members of Michaels senior management and representatives of Apollo Management IX had further due diligence discussions by videoconference, with representatives of UBS and Ropes & Gray present.

On February 13, 2021, a draft merger agreement was made available to Apollo Management IX.

On February 14, 2021, representatives of Simpson Thacher contacted representatives of Ropes & Gray and requested a videoconference to discuss, among things, preliminary feedback on the draft merger agreement. Representatives of Simpson Thacher and Ropes & Gray met by videoconference on February 14, 2021.

Throughout the week of February 15, 2021, Apollo Management IX continued its due diligence review of Michaels, and numerous diligence meetings were held between representatives of Apollo Management IX and Michaels.

On February 16, 2021, a representative of Apollo Management IX had a phone call with representatives of UBS to discuss the transaction process, including expected timing, were the Michaels Board to determine to proceed with the proposed transaction.

On February 17, 2021, Mr. Buchanan and members of Michaels senior management met by videoconference with representatives of Apollo Management IX, with representatives of UBS present, to discuss merchandising, store operations, IT and cyber security.

On February 19, 2021, representatives of Apollo Management IX held separate meetings by videoconference with representatives of Michaels senior management, including Mr. Buchanan, with representatives of UBS present, to discuss supply chain financing and marketing. Later that day, representatives of Apollo Management IX and Mr. Buchanan met by videoconference, with representatives of UBS present, to discuss the agenda for in-person visits scheduled for later in February.

On February 20, 2021, representatives of Simpson Thacher provided a revised draft of the merger agreement, as well as drafts of an equity commitment letter and a limited guarantee on behalf of the Apollo Funds. Representatives of Simpson Thacher also provided a draft tender and support agreement that they requested certain stockholders of Michaels, including Bain Capital, sign.

On February 22, 2021, representatives of Apollo Management IX held separate meetings by videoconference with certain representatives of Michaels senior management, including Mr. Buchanan, with representatives of UBS present, to discuss real estate and e-commerce.

Throughout the week of February 22, 2021, Apollo Management IX continued its due diligence review of Michaels, including conducting further due diligence calls and videoconferences with members of Michaels senior management, with representatives of UBS and Ropes & Gray present.

On February 23, a representative of Apollo Management IX flew to Dallas, Texas to meet with Mr. Buchanan, with representatives of UBS present, and to tour certain Michaels stores.

Early on February 25, 2021, Ropes & Gray sent Simpson Thacher a revised draft of the merger agreement and a draft of Michaels’ disclosure schedules on behalf of Michaels.

On February 26, 2021, representatives of Ropes & Gray provided representatives of Simpson Thacher with revised drafts of the tender and support agreement, equity commitment letter, and limited guarantee on behalf of Michaels.

Also on February 26, 2021, representatives of Apollo Management IX had a meeting by videoconference with Mr. Buchanan and Mr. Diamond, with representatives of UBS present, to discuss at a high level certain assumptions that Apollo Management IX had made in projecting Michaels’ future performance.

On February 27, 2021, representatives of Apollo Management IX contacted representatives of UBS to indicate that several recent diligence findings would have an adverse impact on Apollo Management IX’s valuation of Michaels.

Later on February 27, 2021, representatives of Apollo Management IX communicated to representatives of UBS orally, and then subsequently sent to Michaels, via UBS, a revised proposal to acquire all of Michaels’ outstanding stock at a price per Share of $20.35 in cash. As of February 26, 2021, Michaels’ closing stock price was $15.00 per Share. Shortly thereafter, Apollo Management IX sent to Michaels revised drafts of each of the merger agreement, equity commitment letter, limited guarantee, disclosure schedules and tender and support agreement, as well as executed debt commitment letters. The Apollo Management IX proposal also provided that it would terminate if Michaels did not provide a response in advance of Sunday evening, February 28.

Representatives of UBS subsequently contacted representatives of Apollo Management IX to indicate that Apollo Management IX’s proposal was unacceptable, and reiterated that the Michaels Board would not support a transaction at less than $22.00 per Share. Representatives of UBS urged representatives of Apollo Management IX to consider submitting a higher proposal in advance of the Michaels Board meeting scheduled for the evening of March 1, 2021, at which time the Michaels Board intended to further evaluate Michaels’ strategic opportunities.

On February 28, 2021, representatives of Ropes & Gray and Simpson Thacher spoke by phone to discuss Apollo Management IX’s draft transaction documents. Early on March 1, 2021, Ropes & Gray sent Simpson Thacher a revised draft of the merger agreement on behalf of Michaels.

On March 1, 2021, The New York Times reported rumors that Michaels was considering a potential sale to one or more private equity firms, including Apollo Global Management, Inc. As of such date, Michaels’ closing stock price was $16.85 per Share.

Also on March 1, 2021, representatives of UBS contacted representatives of Apollo Management IX to reiterate that the Michaels Board was unlikely to support a transaction with any party at a price less than $22.00 per Share. Representatives of UBS again urged representatives of Apollo Management IX to consider submitting a higher proposal in advance of the Michaels Board meeting scheduled for the evening of March 1, 2021, at which time the Michaels Board intended to further evaluate Michaels’ strategic opportunities.

During the mid-afternoon on March 1, 2021, Party A made an unsolicited outreach to a representative of Apollo Management IX. During a call between the parties, the Party A representative stated that he believed that Apollo Management IX was participating in a sales process for Michaels; he could not predict the outcome of that process; but he was inquiring whether, subject to Michaels approval, Apollo Management IX would consider – if Apollo Management IX ultimately signed a merger agreement with Michaels – including Party A as an equity co-investor in Michaels. The Party A representative also stated that Party A would continue to pursue its own transaction, including during the go-shop period should any competing transaction be announced. The Apollo Management IX representative stated that he would need to confer with his legal counsel and internal team before responding. After communicating the details of the conversation with Party A to legal counsel, later that day, the Apollo Management IX representative called the Party A representative to inform him that he had relayed the substance of the earlier call to counsel and would be back in touch after legal counsel provided feedback.

During the late afternoon on March 1, 2021, representatives of UBS contacted representatives of Apollo Management IX to inquire about the status of any updated proposal. Representatives of UBS again communicated to Apollo Management IX that they did not believe Apollo Management IX’s February 27 proposal would be acceptable to the Michaels Board, and urged Apollo Management IX to increase its proposal in advance of the Michaels Board meeting that evening. Representatives of Apollo Management IX indicated to representatives of UBS that it needed UBS to suggest a price at which the Michaels Board, in the opinion of UBS, would likely support entering into a transaction. Representatives of UBS promptly communicated this message to the Michaels Board.

Prior to the Michaels Board meeting on March 1, 2021, representatives of UBS contacted representatives of Apollo Management IX to communicate that if Apollo Management IX could increase its proposed price to $22.00 per Share, there was a strong likelihood that the Michaels Board would support a transaction with the Apollo Funds. Apollo Management IX indicated to UBS that it would need to discuss this price internally and would communicate with UBS prior to the Michaels Board meeting scheduled for that evening. Shortly prior to the Michaels Board meeting, representatives of Apollo Management IX contacted representatives of UBS to communicate that Apollo Management IX would increase its proposal for the Apollo Funds to acquire all of Michaels’ outstanding stock to $22.00 per Share, provided that certain terms contained in Apollo Management IX’s draft merger agreement relating to the marketing period were acceptable as set forth in Apollo Management IX’s February 27 draft and the parties would work together to promptly enter into definitive transaction agreements.

Following the Michaels Board meeting on March 1, 2021, representatives of Apollo Management IX and UBS spoke, and representatives of UBS indicated to representatives of Apollo Management IX that the Michaels Board had indicated its preliminary support for a transaction with the Apollo Funds at $22.00 per Share, subject to the satisfactory resolution of all remaining items in the transaction documents. Following such discussion and from and through the execution of the merger agreement on March 2, 2021, Michaels, Apollo Management IX and their respective advisors worked to finalize the transaction documents and exchanged multiple drafts of the merger agreement, tender and support agreement, disclosure schedules and other ancillary agreements. Also on March 1, 2021, Michaels permitted Apollo Management IX to engage in a conversation directly with Michaels’ chief executive officer.

On March 2, 2021, after conferring with legal counsel, a representative of Apollo Management IX called the Party A representative that had initiated contact on March 1 and told him that it was not appropriate for them to discuss Michaels; Apollo Management IX would not be responding to Party A’s request; and Party A should, in connection with a potential acquisition of Michaels, do whatever Party A believed was in its best interests, including bidding at any time in the process, including during any potential go-shop period. Nothing about valuation or bidding strategy was mentioned during the discussions between Party A and Apollo Management IX.

On March 2, 2021, with express permission of the Michaels Board, representatives of Apollo Management IX met by videoconference with Mr. Buchanan to discuss, in general terms only, Apollo Management IX’s typical approach in providing members of management of other portfolio companies of the Apollo Funds the opportunity to reinvest in the equity of the portfolio companies and to receive equity incentive awards. This was the first such discussion on this matter between Apollo Management IX and members of Michaels’ senior management. No agreements have been entered into between Mr. Buchanan and Apollo Management IX or the Apollo Funds.

On the evening of March 2, 2021, Apollo Management IX and Michaels entered into the Merger Agreement and related transaction documents.

On the morning of March 3, 2021, the transaction was publicly announced.

On March 4, 2021, counsel for Apollo Management IX informed a representative of Ropes & Gray about the March 1 and March 2 communications involving Party A and Apollo Management IX.

Over the next few days, Ropes & Gray had a series of calls with Apollo Management IX’s counsel to discuss the outreach from Party A. Apollo Management IX’s counsel responded to each of those inquiries and confirmed that Party A’s outreach had played no role in Apollo Management IX’s March 2 proposal to acquire Michaels. Apollo Management IX’s counsel noted that, earlier in the morning on March 1, 2021 prior to Party A’s initial outreach, Apollo Management IX’s investment committee had approved Apollo Management IX funds’ proposed acquisition of Michaels for $20.50 per Share (with flexibility to increase to no higher than $21.00 per Share), and that Apollo Management IX had stretched its price to $22.00 per Share later that day as requested by UBS on behalf of the Michaels Board.

On March 7, 2021, a representative from Ropes & Gray, on behalf of the Michaels Board, expressed Michaels’ appreciation for Apollo Management IX’s cooperation and asked whether Apollo Management IX would be willing to adjust certain go-shop terms in the Merger Agreement. In response to such requests, on March 10, 2021, Apollo Management IX again confirmed that the outreach from Party A on March 1, 2021 had played no role in Apollo Management IX’s bidding strategy or decision-making and declined to adjust the go-shop terms. Apollo Management IX confirmed that it had provided no indication to Party A that Apollo Management IX would include Party A in the acquisition of Michaels in any way if Apollo Management IX’s bid was successful and also confirmed that it would not do so in the future. Apollo Management IX also confirmed that it did not object to Michaels speaking with Party A about the outreach described above.

11.	The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7 – “Certain Information Concerning Michaels.” Capitalized terms used but not defined in this section will have the respective meanings given to them in this Offer to Purchase. Stockholders of Michaels and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.

The Merger Agreement provides that Purchaser will commence the Offer to purchase all Shares at a price per share equal to the Offer Price on or before March 16, 2021, and that, subject to the satisfaction, or waiver by Purchaser or Parent, of the Offer Conditions that are described in Section 15 – “Certain Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser) to consummate the Offer in accordance with its terms and accept for purchase and promptly pay (or cause the Depositary and Paying Agent to pay) for all such Shares validly tendered and not validly withdrawn pursuant to the Offer. The initial Offer Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on April 12, 2021.

Terms and Conditions of the Offer.

The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for purchase, and pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the prior satisfaction of or waiver of the Offer Conditions and the other terms and conditions set forth in the Merger Agreement. See Section 15 – “Certain Conditions of the Offer.” Under the terms of the Merger Agreement, Purchaser has the right, but not the obligation, to at any time and from time to time in its sole discretion waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Offer Price), except that without the prior written consent of Michaels, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price (except to the extent required by the Merger Agreement), (iii) amend, modify, supplement or waive the Minimum Tender Condition (as defined below), the Termination Condition (as defined below) or the No-Shop Period Start Date Condition (as defined below), (iv) add to or supplement any other Offer Condition, (v) directly or indirectly amend or modify any other term of the Offer in any manner that would, individually or in the aggregate, adversely affect, or would reasonably be expected to adversely affect, any holder of Shares, impair the ability of Parent or Purchaser to consummate the Offer or, except to effect an extension of the Offer that is expressly permitted hereunder in accordance with the terms hereof, prevent or delay the consummation of the Offer or the Merger, (vi) extend or otherwise change the Offer Expiration Time (except as expressly required or permitted by the Merger Agreement), (vii) change the form of consideration payable in the Offer or (viii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act.

Expiration and Extension of the Offer.

The initial Offer Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on April 12, 2021.

The Merger Agreement provides that, subject to our rights and Michaels’ rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances, we will extend the Offer as follows:

(i) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents; and

(ii) if, as of any then-scheduled Offer Expiration Time, any Offer Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived in accordance with the terms hereof, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days each (or such longer or shorter period as the parties hereto may agree in writing), but if the sole such unsatisfied Offer Condition is the Minimum Tender Condition, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer for more than five (5) occasions in consecutive periods of five (5) business days each (or such longer or shorter period as the parties hereto may agree in writing); provided, however, that if, as of any then-scheduled Offer Expiration Time, all of the Offer Conditions other than the No-Shop Period Start Date Condition (and other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) have been satisfied or waived in accordance with the terms hereof, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer until one minute after 11:59 p.m. (New York City time) on the day prior to the No-Shop Period Start Date or, if such date is not a business day, the first business day thereafter; and

(iii) if, as of a then-scheduled Offer Expiration Time (x) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time and which conditions would be capable of being satisfied as of such then-scheduled Offer Expiration Time), (y) the full amount of the Debt Financing necessary to pay the Required Amount has not been funded and will not be available to be funded at the consummation of the Offer and at the Closing (other than as a result of a breach or failure to perform by Parent or Purchaser of certain financing representations and warranties or financing covenants) and (z) Purchaser and Parent have provided Michaels with written notice at least one (1) business day prior to such then-scheduled Offer Expiration Time indicating that Parent and Purchaser intend to extend the Offer (an “Offer Extension Notice”) and, in such Offer Extension Notice, Purchaser and Parent have irrevocably acknowledged and agreed that:

(A) Michaels may, at and at any time following the initial extension of the Offer as described in this clause (iii), (x) effect a Failure to Consummate the Offer Termination (as defined below) (it being understood and agreed that all conditions to Michaels’ right to effect a Failure to Consummate the Offer Termination (other than certain provisions thereof that require Michaels to provide a written notice and an opportunity to consummate the Offer prior to terminating) shall be deemed irrevocably satisfied and waived pursuant to such Offer Extension Notice at all times after the initial extension of the Offer as described in this clause (iii) and (y) receive the Parent Termination Fee; and

(B) if the Offer is extended as described in this clause (iii), then solely with respect to Purchaser’s obligation, and Parent’s obligation to cause Purchaser, to consummate the Offer as so extended, certain of the Offer Conditions set forth in the Merger Agreement will be deemed to have been irrevocably satisfied or waived from and at all times after the initial extension of the Offer pursuant as described in this clause (iii), then, after receipt of such Offer Extension Notice, (x) unless Michaels elects to effect a Failure to Consummate the Offer Termination, Purchaser may extend the Offer for one or any number of successive periods of up to five (5) business days per extension (each such period to end at 11:59 p.m. Eastern Time on the last business day of such period), the length of each such period to be determined by Parent in its sole discretion, in order to permit the funding of the full amount of the Debt Financing necessary to pay the Required Amount and (y) if the Offer is so extended as described in this clause (iii), then, notwithstanding anything to the contrary in the Merger Agreement or any Transaction Document, from and at any time after the initial extension of the Offer as described in this clause (iii), Michaels may effect a Failure to Consummate the Offer Termination and receive the Parent Termination Fee. In any event, without Michaels’ prior written consent, Purchaser shall not extend the Offer, and without Parent’s prior written consent, Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer, in each case, beyond the earlier of 11:59 p.m. (New York City time) on the Outside Date or the valid termination of the Merger Agreement.

Recommendation.

Michaels has represented in the Merger Agreement that the Michaels Board has (a) determined that the Merger Agreement and the Transactions are fair to and in the best interests of Michaels and its stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) authorized and approved the execution, delivery and performance by Michaels of the Merger Agreement and the consummation of the Transactions and (d) resolved to recommend that the stockholders of Michaels accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the matters described in clauses (a) through (d), the “Board Recommendation”).

The Merger.

The Merger Agreement provides that, subject to its terms and conditions (including satisfaction or waiver of the conditions to the Merger described below) and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will merge with and into Michaels, with Michaels continuing as the Surviving Corporation in the Merger as a wholly owned subsidiary of Parent. The Closing will take place as promptly as practicable following the consummation of the Offer, but in any event no later than the date of, and immediately following, the Acceptance Time or such other date as Parent and Michaels mutually agree in writing. The Merger shall become effective at the time that the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is specified in the Certificate of Merger.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.

At the Effective Time, the certificate of incorporation of Michaels, as in effect immediately prior to the Effective Time, will be amended and restated in its entirety as a result of the Merger in the form set forth as Annex to the Merger Agreement, and the bylaws of Michaels shall be amended at the Effective Time to read in their entirety as the bylaws of Purchaser in effect immediately prior to the Effective Time, in each case until amended in accordance with applicable law. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation after the Effective Time and the officers of Michaels immediately prior to the Effective Time will be the officers of the Surviving Corporation after the Effective Time.

Conditions to the Merger.

The obligations of Michaels, Parent and Purchaser to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, written waiver, on or prior to the Closing, of the following conditions: (i) Purchaser (or Parent on Purchaser’s behalf) shall have consummated the Offer; and (ii) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable law, whether temporary, preliminary or permanent, that is in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Merger.

Conversion of Shares.

Under the terms of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, Michaels or any stockholder thereof:

(a)

each Share outstanding immediately prior to the Effective Time (other than Shares irrevocably accepted for purchase by Purchaser in the Offer, the Excluded Shares (as defined below), or Shares held by any stockholders of Michaels who have properly exercised their appraisal rights under Section 262 of the DGCL (the “Appraisal Shares”)) will (i) be converted into the right to receive an amount in cash equal to the Offer Price, without interest and (ii) cease to be outstanding and shall automatically be canceled and retired and cease to exist and each Share shall thereafter represent only the right to receive the Merger Consideration with respect thereto in accordance with the terms of the Merger Agreement;

(b)

each Share held by Michaels as treasury stock or owned by any direct or indirect wholly owned subsidiary of Michaels and each Share owned by Purchaser, Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time (other than Shares irrevocably accepted for purchase by Purchaser in the Offer, the “Excluded Shares”) shall be canceled, and no payment shall be made with respect thereto; and

(c)

each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Michaels Equity (and Cash LTI) Awards

At or immediately prior to the Effective Time, each option to purchase Shares (a “Michaels Stock Option”) that has an exercise price per Share underlying such Michaels Stock Option (the “Option Exercise Price”) that is less than the Merger Consideration (each such Michaels Stock Option, an “In-the-Money Michaels Stock Option”), whether or not exercisable or vested, will be canceled and converted into the right to receive an amount in cash determined by multiplying (A) the excess of the Merger Consideration over the Option Exercise Price of such In-the-Money Michaels Stock Option by (B) the number of Shares subject to such In-the-Money Michaels Stock Option (such amount, the “In-the-Money Michaels Stock Option Merger Consideration”). The Surviving Corporation will pay such amounts to the holder of such award at or reasonably promptly after the Effective Time, but no later than three (3) business days after the Effective Time. At or immediately prior to the Effective Time, each Michaels Stock Option that has an Option Exercise Price that is equal to or greater than the Merger Consideration, whether or not exercisable or vested, shall be canceled without payment.

At or immediately prior to the Effective Time, each Share granted subject to vesting or other lapse restrictions (each, a “Michaels Restricted Share”) that is outstanding immediately prior to the Effective Time will vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, will be converted into the right to receive the Merger Consideration.

At or immediately prior to the Effective Time, each award of restricted stock units with respect to Shares subject to vesting conditions based solely on continued employment or service (each, a “Michaels RSU”) that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive an amount in cash equal to (A) the number of Shares subject to such Michaels RSU immediately prior to the Effective Time multiplied by (B) the Merger Consideration (such amount, the “Michaels RSU Merger Consideration”). The Surviving Corporation will pay such amounts to the holder of such award at or reasonably promptly after the Effective Time, but no later than three (3) business days after the Effective Time.

At or immediately prior to the Effective Time, each award of restricted stock units with respect to Shares subject to performance-based vesting conditions (each, a “Michaels PSU”) that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive an amount in cash equal to (A) the total number of Shares subject to such Michaels PSU immediately prior to the Effective Time assuming full satisfaction of the performance conditions, multiplied by (B) the Merger Consideration (such amount, the “Michaels PSU Merger Consideration”). The Surviving Corporation will pay such amounts to the holder of such award at or reasonably promptly after the Effective Time, but no later than three (3) business days after the Effective Time.

At or immediately prior to the Effective Time, each award of restricted stock units with respect to Shares granted subject to both time and performance-based vesting conditions (each, a “Michaels MSU”) that is then outstanding shall performance vest based on actual performance as of such time (with the portion of each award that is then performance vested, the “Performance-Vested MSUs”). At or immediately prior to the Effective Time, each such award of Michaels MSUs that is then outstanding will be canceled, and the Performance-Vested

MSUs will be converted into the right to receive an amount in cash equal to (A) the number of Shares subject to such Performance-Vested MSUs, multiplied by (B) the Merger Consideration (such amount, the “Michaels MSU Merger Consideration”). The Surviving Corporation will pay such amounts to the holder of such award at or reasonably promptly after the Effective Time, but no later than three (3) business days after the Effective Time.

At or immediately prior to the Effective Time, each long-term cash incentive award subject to vesting restrictions (each, a “Michaels LTI Award”) that is outstanding immediately prior to the Effective Time will vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, will be converted into the right to receive the cash bonus amount payable under such Michaels LTI Award (such amount, the “Michaels LTI Payment Amount”). Surviving Corporation will pay such amounts to the holder of such award at or reasonably promptly after the Effective Time, but no later than three (3) business days after the Effective Time.

Representations and Warranties.

The Merger Agreement contains representations and warranties of Michaels, Parent and Purchaser.

In the Merger Agreement, Michaels has made customary representations and warranties (qualified by reference to certain SEC filings and its disclosure letter to the Merger Agreement) to Parent and Purchaser with respect to, among other matters:

•	Michaels’ corporate existence and power to conduct its business;

•	Michaels’ corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by Michaels of the Merger Agreement and the enforceability of the Merger Agreement against Michaels;

•	compliance with governmental authorizations by Michaels and its subsidiaries;

•	the absence of conflicts with the organizational documents of Michaels, applicable law or material contracts of Michaels;

•	Michaels’ capitalization;

•	Michaels’ and its subsidiaries’ capital structure;

•	Michaels’ filings with the SEC;

•	Michaels’ financial statements and internal controls;

•	the accuracy of the information supplied by Michaels for inclusion in certain SEC filings relating to the Offer;

•	the absence of certain changes or events involving Michaels;

•	the absence of certain undisclosed liabilities;

•	the absence of legal proceedings involving Michaels and its subsidiaries;

•	compliance with applicable law by Michaels and its subsidiaries;

•	anti-corruption compliance matters;

•	real property matters;

•	intellectual property matters;

•	tax matters;

•	employee benefits plans;

•	labor and employment matters;

•	insurance coverage of Michaels and its subsidiaries;

•	environmental matters;

•	certain material contracts;

•	suppliers of Michaels;

•	brokers’ or finder’s fees;

•	the fairness opinion delivered to the Michaels Board by UBS as financial advisor to the Michaels Board;

•	compliance with takeover laws; and

•	the absence of undisclosed related party transactions;

Some of the representations and warranties in the Merger Agreement made by Michaels are qualified as to knowledge, “materiality,” “Material Adverse Effect” or similar qualifications as to materiality.

For purposes of the Merger Agreement, “Material Adverse Effect” means an event, occurrence, development, circumstance, change or effect that has a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Michaels and its subsidiaries, taken as a whole, excluding any effect resulting from:

•

changes in the financial, securities, credit, debt, banking or other capital markets or conditions (including changes therein) or foreign or domestic economic, financial, regulatory, legislative, political or social conditions (including changes therein);

•

changes or conditions generally affecting the industry in which Michaels and its subsidiaries operate or the industries to which Michaels and its subsidiaries sell their products and services, including changes in interest and exchange rates or commodity pricing, in the United States or any other jurisdiction in which Michaels or its subsidiaries operate;

•

geopolitical conditions, the occurrence, escalation, outbreak or worsening of hostilities, acts of war (whether or not declared), tariffs, trade wars, transportation delays (including work stoppages or port closures), cyber-attacks, acts of armed hostility, sabotage, civil unrest, protests and public demonstrations, insurrection, domestic or international terrorism or national or international calamity or other occurrences of instability;

•

any (1) plagues, pandemics (including SARS-CoV-2 or COVID-19 (collectively, “COVID-19”)) or any escalation or worsening or subsequent waves thereof, epidemics or other outbreaks of diseases or public health events, or (2) hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, weather conditions or other natural or man-made disaster or other force majeure event;

•

any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any governmental authority, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (all of the foregoing, “COVID-19 Measures”);

•

changes or prospective changes in applicable law, tax or generally accepted accounting principles in the United States (“GAAP”) or authoritative interpretation or enforcement thereof on or after the date hereof

•

any failure, in and of itself, of Michaels or any of its subsidiaries to meet any internal or published projections, forecasts, guidance, estimates or predictions in respect of revenues, earnings or other financial or operating metrics or other matters before, on or after the date hereof, or changes or prospective changes in the market price or trading volume of the securities of such person or the credit rating of Michaels (whether made by Michaels or third parties) (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition);

•	any seasonal fluctuations materially consistent with historical seasonal fluctuations affecting the business of Michaels and its subsidiaries;

•	the identity of, or any facts or circumstances relating to Parent, Purchaser or their respective affiliates;

•

the negotiation, announcement, pendency or consummation of the Transactions, including any loss or change in relationship with any supplier, vendor, reseller, customer, distributor, lender, employee, investor, venture partner or other business partner of Michaels or its subsidiaries (other than for the purpose of certain representations or warranties in respect of certain specified material contracts with any such counterparty disclosed in the disclosure schedules to the Merger Agreement);

•

any litigation, suit, action or proceeding in respect of the Merger Agreement or the other Transaction Documents (or the transactions contemplated hereby or thereby), or the Offer Documents (including breach of fiduciary duty and disclosure claims);

•	any action taken by Michaels or any of its subsidiaries at the written request, or with the written consent, of Parent or Purchaser

•

compliance by Michaels or any of its subsidiaries with the express terms of, or the taking by Michaels or any of its subsidiaries of any action expressly required by the Merger Agreement or the failure by Michaels or any of its subsidiaries to take any action expressly prohibited by the Merger Agreement (other than the obligations to operate in the ordinary course or restrictions on taking certain actions pursuant the interim operating covenants)

except, in the case of the second, third, fourth, fifth and sixth bullets above, events, occurrences, developments, circumstances, changes or effects are not to be disregarded and will be taken into account in determining whether there is a Material Adverse Effect to the extent any such matter has a materially disproportionate effect on Michaels and its subsidiaries, taken as a whole, relative to other participants in the industry in which Michaels and its subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties (qualified by reference their disclosure letter to the Merger Agreement) to Michaels with respect to, among other matters:

•	the corporate organization and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•	compliance with governmental authorizations by Parent and Purchaser;

•	the absence of conflicts with the organizational documents of Parent or Purchaser, applicable law, or contracts of Parent or Purchaser;

•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;

•	the financing commitments and guarantee obtained by Parent and Purchaser for the Transactions;

•	certain agreements, including affiliate agreements;

•	the absence of legal proceedings involving Parent or its affiliates as of the date of the Merger Agreement;

•	ownership of Shares by Parent, Purchaser and Parent’s subsidiaries;

•	the solvency of Parent and its subsidiaries after giving effect to the Transactions;

•	that the vote of Parent as Purchaser’s sole stockholder is the only required vote or consent to approve the Merger Agreement;

•	brokers’ or finder’s fees; and

•	that Parent and Purchaser have made adequate investigation of Michaels and have not relied on representations and warranties of Michaels outside of the Merger Agreement;

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to knowledge, “materiality,” “Parent Material Adverse Effect” or similar qualifications as to materiality. For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any event, occurrence, development, circumstance, change or effect that prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay (i) the consummation by Parent or Purchaser of this Offer, the Merger or any of the other transactions contemplated by the Merger Agreement on a timely basis or (ii) the compliance by Parent or Purchaser of its obligations under the Merger Agreement in any material respect.

The representations and warranties and agreements contained in the Merger Agreement will terminate at the Effective Time, other than any covenant or agreement that by its terms contemplates performance after the Effective Time.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties:

•	have been made only for purposes of the Merger Agreement;

•

with respect to Michaels, have been qualified by (i) matters specifically disclosed in any reports filed by Michaels with the SEC after January 28, 2017 and publicly available prior to the date of the Merger Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Parent and Purchaser in the disclosure letter delivered in connection with the execution of the Merger Agreement; such information modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger;

•	have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact;

•	were, in certain circumstances, made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and

•

are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, including qualifications as to “materiality” or a “Material Adverse Effect,” as described above.

Covenants—Conduct of Michaels.

The Merger Agreement provides that from the date of the signing of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, except for certain matters set forth in Michaels’ disclosure letter, as required by applicable law or contract, due to factors excluded from the definition of Material Adverse Effect, as contemplated by the Merger Agreement or as undertaken with the prior written consent of Parent (not to be unreasonably withheld, and which shall be deemed to be given if, within five (5) business days after Michaels has provided to Parent a written request for consent, Parent has not rejected such request in writing), Michaels will, and will cause each of its subsidiaries to:

•	conduct its and their respective business in the ordinary course of business (except for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures); and

•

use reasonable best efforts to (i) preserve intact its present business organization, (ii) keep available the services of its directors, officers and key employees and (iii) maintain existing relationships with its material suppliers and others having material business relationships with it.

Michaels has also agreed that, without limiting the generality of the foregoing and except for certain matters set forth in Michaels’ disclosure letter, as required by applicable law or contract, due to factors excluded from the definition of Material Adverse Effect, as contemplated by the Merger Agreement or as undertaken with the prior written consent of Parent (not to be unreasonably withheld, and which shall be deemed to be given if, within five (5) business days after Michaels has provided to Parent a written request for consent, Parent has not rejected such request in writing), Michaels will not, and will not permit any of its subsidiaries to:

•	(i) amend the certificate of incorporation or bylaws of Michaels or (ii) amend in any material respect the comparable organizational documents of any of its subsidiaries;

•

(i) split, combine subdivide or reclassify any shares of its capital stock, (ii) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of Michaels or any of its subsidiaries, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Michaels to Michaels or any of its wholly owned subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of Michaels or its subsidiaries, other than (A) the acquisition by Michaels of Shares in connection with the surrender of Shares by holders of Michaels Stock Options in order to pay the exercise price thereof, (B) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to the Michaels Stock Plans, (C) the acquisition by Michaels of Michaels Restricted Shares in connection with the forfeiture of such awards and (D) as required by “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended), and each other contract, plan, arrangement or policy providing for incentive compensation, bonuses, profit-sharing, stock option or other equity-based awards, deferred compensation, health or welfare benefits, disability, life insurance, post-employment or retirement benefits, severance, termination, change of control benefits, or retention benefits, in each case, that is sponsored, maintained, or contributed to by Michaels or any of its subsidiaries or with respect to which Michaels or any of its subsidiaries has any liability, but excluding multiemployer plans and contracts, plans, arrangements or policies mandated by law or sponsored or maintained by a governmental authority (each an, “Employee Plan”) as in effect on the date of the Merger Agreement;

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issue or authorize the issuance of, deliver, sell, grant, pledge, transfer, subject to any lien (other than permitted liens) or otherwise encumber or dispose of any securities of Michaels or its subsidiaries, other than (A) the issuance of any Shares upon the exercise of Michaels Stock Options or settlement of Michaels Restricted Shares, Michaels RSUs, Michaels PSUs or Michaels MSUs that are outstanding on the date of the Merger Agreement (or granted following the date of the Merger Agreement to the extent permitted by the Merger Agreement), in each case in accordance with their terms on the date of the Merger Agreement, (B) as required by any Employee Plan or contract, in each case, as in effect on the date of the Merger Agreement, (C) as previously approved by the compensation committee of the Michaels Board (the “Compensation Committee”) or the Michaels Board and disclosed in Michaels’ disclosure letter and (D) in connection with any securities of Michaels’ subsidiaries to Michaels or any other subsidiary of Michaels;

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incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by Michaels’ capital expenditure budget (the “Capex Budget”) and (ii) any other capital expenditures not contemplated by the Capex Budget that do not exceed $1,000,000 individually or $5,000,000 in the aggregate;

•	adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

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acquire (by merger, amalgamation, plan of arrangement, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any properties, interests or businesses, or any assets or securities in connection with the acquisition of properties, interests or businesses, if the aggregate amount of consideration paid or transferred by Michaels and its subsidiaries would exceed $6,000,000 (but excluding retail store remodels and purchases of products and services, inventory, raw materials or equipment in the ordinary course of business);

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sell, lease, license, pledge, abandon or otherwise transfer, or create or incur any lien (other than permitted liens) on, abandon or permit to lapse, any of Michaels’ or its subsidiaries’ assets, securities, properties, rights, interests or businesses if the aggregate amount of consideration paid or transferred to Michaels and its subsidiaries would exceed $1,500,000 for each fiscal quarterly period, other than (i) pursuant to existing contracts or commitments, (ii) sales of Michaels products and services, inventory, raw materials or used equipment in the ordinary course of business, (iii) entry into, renewal or extension, or expiration or termination, of any retail store leases in the ordinary course of business and (iv) non-exclusive licenses in the ordinary course of business;

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(i) incur, create, assume or otherwise become liable for any additional indebtedness for borrowed money (including by way of a guarantee of indebtedness for borrowed money of another person or an issuance or sale of debt securities) (other than (A) indebtedness (including, in the form of revolving credit facility borrowings) in connection with the financing of ordinary course trade payables or for working capital purposes, (B) finance lease obligations in the ordinary course of business in an aggregate amount not to exceed $1,000,000, (C) intercompany indebtedness among Michaels and/or its wholly owned subsidiaries and (D) indebtedness incurred in the ordinary course of business pursuant to Michaels’ existing credit facilities), or (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than (x) to Michaels or any of its subsidiaries in the ordinary course of business or (y) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business);

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enter into any contract that contains any provisions restricting Michaels or any of its affiliates from competing or engaging in any material respect in any activity or line of business or with any person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, would reasonably be expected to have such effect after the Closing solely as a result of the consummation of the Transactions;

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except as required by applicable law, as required by the terms of any Employee Plan or certain specified material contracts as in effect on the date of the Merger Agreement or disclosed in Michaels’ disclosure letter, (i) hire any new employee to whom a written offer of employment had not previously been made and accepted prior to the date of the Merger Agreement, except with respect to any such person who (A) will have an annual base compensation of less than $300,000 and (B) whose position will be below the level of senior vice president of Michaels or any of its subsidiaries, (ii) increase or materially decrease the compensation or benefits of any current or former director, officer, employee or individual consultant of Michaels or any of its subsidiaries, other than increases to any such individuals who are not directors or officers of Michaels or its subsidiaries in the ordinary course of business consistent with past practice that do not exceed 7% individually for any corporate-level employee or 3% in the aggregate, (iii) establish, adopt, enter into, become a party to, commence participation in, terminate, commit itself to the adoption of, or amend in any material respect any Employee Plan, (iv) amend or modify any outstanding awards under any Michaels Stock Plan, (v) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Employee Plan, (vi) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any directors, officers, individual independent contractors or employees, or (vii) terminate the employment or engagement, other than for cause, of any employee or consultant if such employee or consultant receives annual base compensation in excess of $350,000; provided, however, that Michaels may enter into offer letters with employees earning or expected to earn annual compensation of $350,000 or less, in the ordinary course of business consistent with past practice that contemplate “at will” employment (and do not provide for any change in control payments, severance benefits, equity incentive issuances or tax gross-ups);

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make any material change in any financial accounting principles, methods or practices, in each case except for any such change required by GAAP or applicable law, including Regulation S-X under the Exchange Act;

•	make any material adverse change to the IT systems or any of Michaels’ or its subsidiaries’ privacy policies, except as required by applicable law;

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(i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $2,000,000 in any individual case or $6,000,000 in the aggregate, other than as required by their terms as in effect on the date of this Agreement and other than such claims, liabilities or obligations reserved against on Michaels’ balance sheet (for amounts not in excess of such reserves); provided, that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by Michaels or any of its subsidiaries following the Closing and provided further that no settlement may involve any material injunctive or equitable relief or impose material restrictions on the business activities of Michaels and its subsidiaries taken as a whole, or (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $1,500,000 in any individual case or $3,000,000 in the aggregate;

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in each case except in the ordinary course of business, make, change or revoke (or file a request to make any such change) any material method of tax accounting, any annual tax accounting period or any material tax election; file any material amendment to a federal, state, or non-U.S. tax return; settle any claim or assessment in respect of material taxes; or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes;

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amend or modify in any material respect, waive any material rights under, terminate (other than any termination in accordance with the terms of such contract that occurs automatically or any termination as a result of a counterparty’s material breach), replace or release, settle or compromise any material claim, liability or obligation under certain existing contracts;

•	enter into any new line of business outside its existing business as of the date of the Merger Agreement that would be material to Michaels and its subsidiaries taken as a whole;

•	grant any material refunds, credits, rebates, allowances to customers other than refunds, credits, rebates, allowances granted in the ordinary course of the business consistent with past practice;

•	recognize any union as the representative of any of the employees of Michaels or any of the subsidiaries, or enter into any collective bargaining agreement or similar contract with a union;

•	enter into or adopt any “poison pill” or similar stockholder rights plan; or

•	agree, authorize or commit to do any of the foregoing.

Notwithstanding anything to the contrary above, pursuant to the Merger Agreement the parties acknowledge and agree that nothing contained in the Merger Agreement will give Parent or Purchaser, directly or indirectly, the right to control or direct Michaels’ operations prior to the Closing. Prior to Closing, Michaels shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its operations.

Acquisition Proposal; Change in Recommendation.

Subject to the terms of the Merger Agreement, during the period from and after March 2, 2021 until 11:59 pm (New York City time) (i) on March 27, 2021 (such date, the “No-Shop Period Start Date”) for any person who is not an Excluded Party (as defined below) and (ii) on April 6, 2021 (the “Cut Off Date”) for any Excluded Party, Michaels and its representatives may, among other things, (i) solicit, initiate, propose, facilitate, induce or encourage any Acquisition Proposals, or the making, submission or announcement of one or more Acquisition Proposals (as defined below) from any person or its representatives, or encourage, facilitate or assist, any proposal, inquiry or offer that could lead to, result in or constitute an Acquisition Proposal, including by furnishing to any person or its representatives non-public information relating to Michaels or any of its subsidiaries or by affording to any person or its representatives access to the business properties, assets, books, records or other non-public information, or to the personnel, of Michaels or any of its subsidiaries, in each case pursuant to one or more acceptable confidentiality agreements, (ii) continue, enter into, participate in or otherwise participate or engage in any discussions or negotiations with any person or its representatives with respect to one or more Acquisition Proposals or any other proposals that could reasonably be expected to lead to, result in or constitute an Acquisition Proposal or other effort or attempt to make an Acquisition Proposal or other proposal that could reasonably be expected to lead to, result in or constitute an Acquisition Proposal and (iii) otherwise cooperate with, assist, participate in or take any action to facilitate any Acquisition Proposal or any other proposals that could lead to, result in or constitute any Acquisition Proposal; provided that Michaels must substantially concurrently make available to Parent or its representatives any nonpublic information concerning Michaels and its subsidiaries that is provided by Michaels to any person or its representatives that was not previously made available to Parent, and shall not provide to any such person any nonpublic information of or relating to Parent, Purchaser or any of their respective affiliates or representatives. Notwithstanding anything to the contrary in the Merger Agreement, the Michaels Board or any committee thereof may waive any standstill provisions in any agreement with any person to the extent such standstill provisions would prohibit such person from making an Acquisition Proposal privately to the Michaels Board.

Except as permitted by applicable law, and subject to the Merger Agreement, (x) with respect to any Excluded Party, on the Cut Off Date, or (y) for any person who is not an Excluded Party, on the No-Shop Period Start Date, Michaels will, and will cause its subsidiaries and instruct and use efforts to cause their representatives to, promptly cease and cause to be terminated any solicitation, discussions or negotiations that may be ongoing with a potential acquiror or its representatives (other than any Excluded Party) with respect to an Acquisition Proposal, and must promptly terminate all physical and electronic data room access previously granted to any such person or its representatives (other than any Excluded Party) and request the return or destruction of any non-public information in such person’s possession or control.

Subject to the terms of the Merger Agreement, during the period commencing on the (i) No-Shop Period Start Date for any person who is not an Excluded Party or (ii) Cut Off Date for any Excluded Party and continuing until the earlier of (x) the termination of the Merger Agreement or (y) the Effective Time, Michaels and its representatives may not, directly or indirectly:

•

solicit, initiate, propose or knowingly facilitate, induce or encourage the submission of any Acquisition Proposal or any inquiries that could reasonably be expected to result in an Acquisition Proposal (including by way of furnishing non-public information);

•

enter into or participate in any discussions or negotiations with, or furnish any non-public information relating to Michaels or any of its subsidiaries to, any third party for the purpose of knowingly facilitating, inducing or encouraging an Acquisition Proposal; or

•

enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal (except for an acceptable confidentiality agreement).

Subject to the terms of the Merger Agreement, during the period commencing on the (i) on the No-Shop Period Start Date for any person who is not an Excluded Party or (ii) on the Cut Off Date for any Excluded Party and continuing until the earlier of (x) the termination of the Merger Agreement or (y) the Effective Time, subject to certain exceptions, the Michaels Board shall not:

•	fail to make, withdraw or modify in a manner adverse to Parent the Board Recommendation (or publicly recommend an Acquisition Proposal) or publicly propose to do any of the foregoing;

•	publicly recommend the approval or adoption of, or publicly propose to recommend, approve or adopt, any Acquisition Proposal; or

•

fail to include the Board Recommendation in the Schedule 14D-9 or, if any Acquisition Proposal has been made public, fail to reaffirm the Board Recommendation upon written request of Parent within a certain number of days.

Any of the foregoing is referred to in this Offer to Purchase as an “Adverse Recommendation Change”; provided that certain notices required to be provided under the Merger Agreement are not an Adverse Recommendation Change.

Notwithstanding the foregoing restrictions, during the period commencing on the date of the Merger Agreement and continuing until the Acceptance Time, Michaels and its representatives may (i) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any person solely to determine whether such inquiry or proposal is, could lead to, result in or constitute an Acquisition Proposal and (y) inform a person that has made or, to the knowledge of Michaels, is considering making an Acquisition Proposal of the no solicitation provisions of the Merger Agreement.

Notwithstanding the limitations applicable after the No-Shop Period Start Date or the Cut Off Date, as applicable, at any time prior to the Acceptance Time, Michaels may under certain circumstances provide information to and participate in discussions or negotiations with third parties and their representatives, including any Excluded Party, with respect to any unsolicited written alternative acquisition proposal that Michaels Board has determined constitutes or could lead to, result in or constitute a Superior Proposal (as defined below).

The Michaels Board may make an Adverse Recommendation Change in response to any fact, event, change, development or set of circumstances other than an Acquisition Proposal if:

•	the Michaels Board determines, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties; and

•

Michaels provided to Parent at least three (3) calendar days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by Michaels Board to take such action and (ii) during such three (3) calendar day period, if requested by Parent, engaged in negotiations with Parent to amend the Merger Agreement in such a manner that obviates the need for such Adverse Recommendation Change.

In addition, nothing contained in the Merger Agreement shall prevent the Michaels Board from (i) complying with Rule 14e-2 under the Exchange Act, Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal; provided, that any such action taken or statement made that relates to an Acquisition Proposal shall not be deemed to be an Adverse Recommendation Change if the Michaels Board reaffirms the Board Recommendation in such statement or in connection with such action or (ii) making any disclosure to Michaels stockholders if the Michaels Board determines after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with applicable law (including its fiduciary duties).

At any time after the No-Shop Period Start Date and until the earlier of the termination of the Merger Agreement and the Effective Time, Michaels shall notify Parent promptly (but in no event later than one (1) business day) after receipt by Michaels of any Acquisition Proposal, which notice shall identify the third party making, and the material terms and conditions of, any such Acquisition Proposal and Michaels shall keep Parent reasonably informed promptly (but in no event later than one (1) business day) after any material developments, discussions or negotiations regarding any Acquisition Proposal and shall provide to Parent promptly (but in no event later than one (1) business day) after receipt thereof copies of all copies of proposed transaction agreements or proposal letters or other material written materials sent or provided to Michaels or any of its subsidiaries that describe any material terms or conditions of any Acquisition Proposal.

The Michaels Board may not make an Adverse Recommendation Change in response to an Acquisition Proposal unless:

•	the Michaels Board has determined, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal;

•

Michaels promptly notifies Parent in writing, at least three (3) calendar days before taking such action, of the determination of the Michaels Board that such Acquisition Proposal constitutes a Superior Proposal and of its intention to take such action, and attaches the proposed agreement and material terms of the Superior Proposal and the identity of the person making the Superior Proposal; and

•

the Michaels Board (A) shall have negotiated, and shall have directed its representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent requests to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal or, in connection with an Adverse Recommendation Change, it would cause the Michaels Board or such committee or subcommittee to no longer believe that the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the Michaels Board’s fiduciary duties under applicable law, (B) shall have considered in good faith any revisions to the Merger Agreement irrevocably proposed in writing by Parent and (C) shall have determined that such Acquisition Proposal would continue to constitute a Superior Proposal and in connection with an Adverse Recommendation Change, shall have determined that the failure to make an Adverse Recommendation Change would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, in each case, if such revisions were to be given effect.

The Merger Agreement provides that any material amendment to the financial terms or other material terms of a Superior Proposal shall require a new written notification from Michaels but only a new two (2) calendar day period.

For purposes of this Offer to Purchase:

•

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any offer or proposal of any third party relating to (i) any acquisition or purchase, direct or indirect, of assets equal to 20% or more of the consolidated assets of Michaels or to which 20% or more of the consolidated revenues or earnings Michaels are attributable or 20% or more of any class of equity or voting securities of Michaels, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Michaels, or (iii) a merger, consolidation, statutory share exchange, business combination, sale of all or substantially all of the assets, liquidation, dissolution or other similar extraordinary transaction involving Michaels or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Michaels or to which 20% or more of the consolidated revenues or earnings of Michaels are attributable.

•

“Excluded Party” means any third party from whom Michaels or any of its representatives receives an Acquisition Proposal prior to the No-Shop Period Start Date that the Michaels Board determines (after consultation with its outside legal counsel and financial advisors) is or could reasonably be expected to lead to, result in or constitute a Superior Proposal. Any Excluded Party shall cease to be an Excluded Party with respect to a particular Acquisition Proposal (and any amendments or modifications thereto) at such time as (i) such Acquisition Proposal made by such third party is affirmatively withdrawn or terminated or (ii) the Michaels Board determines (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal made by such third party no longer is, and no longer could reasonably be expected to lead to, result in or constitute, a Superior Proposal; provided that, for the avoidance of doubt, an Excluded Party shall not cease to be an Excluded Party with respect to any other Acquisition Proposal (and any amendments or modifications thereto) made by such person if such Acquisition Proposal is made prior to the No-Shop Period Start Date and the Michaels Board determines (after consultation with its outside legal counsel and financial advisors) that such alternative Acquisition Proposal is, or could reasonably be expected to lead to, result in or constitute a Superior Proposal.

•

“Superior Proposal” means a bona fide written Acquisition Proposal for at least a majority of the outstanding Shares or consolidated assets of Michaels that was not solicited in material breach of certain “no-shop” restrictions in the Merger Agreement and that Michaels Board determines in good faith, after consultation with its financial advisor and outside legal counsel, is more favorable to Michaels’ stockholders from a financial point of view than the Merger (taking into account any irrevocable proposal by Parent to amend the terms of the Merger Agreement in light of such proposal).

Post-Closing Employee Benefits

The Merger Agreement provides that, with respect to employees of Michaels or Michaels’ subsidiaries immediately before the Effective Time (“Michaels Employees”), for a period of one year following the Closing (or, if earlier, until the date of termination of the applicable Michaels Employee’s employment with Parent, the Surviving Corporation and their affiliates), Parent will provide, or will cause to be provided, to each Michaels Employee (i) a base salary or wage rate, and cash target bonus opportunities, that are no less favorable in the aggregate than those provided to such Michaels Employee as of immediately prior to the Effective Time, and (ii) employee benefits that are substantially comparable in the aggregate to those provided to such Michaels Employee as of immediately prior to the Effective Time.

The Merger Agreement provides that with respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their affiliates (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Michaels Employee’s service with Michaels or any of Michaels’ subsidiaries prior to the Effective Time (as well as service with any predecessor employer of Michaels or any such subsidiary, to the extent service with the predecessor employer is recognized by Michaels or such subsidiary under the comparable Employee Plans) will be treated as service with Parent, the Surviving Corporation or their affiliates. No service crediting will be required to the extent it results in duplication of benefits for the same period of service.

The Merger Agreement provides that Parent will use commercially reasonable efforts to waive, or will use commercially reasonable efforts to cause the Surviving Corporation or any of its affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Parent, the Surviving Corporation or any of their affiliates in which any Michaels Employee (or the dependents of any eligible employee) will be eligible to participate from and after the Effective Time. Parent will use commercially reasonable efforts to recognize, or will use commercially reasonable efforts to cause the Surviving Corporation or any of its affiliates to recognize, the dollar amount of all payments incurred by each Michaels Employee (and his or her eligible dependents) under any applicable Employee Plan during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible, co-

payment limitations and out-of-pocket maximums under the relevant welfare benefit plans in which such Michaels Employee will be eligible to participate from and after the Effective Time.

Director and Officer Liability.

From and after the Effective Time, Parent shall cause the Surviving Corporation to honor and fulfill in all respects all rights to indemnification and exculpation from liabilities (including expense advancement or reimbursement obligations) and rights to advancement of expenses relating thereto existing, as of the date of the Merger Agreement, in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a present or former director, officer, employee or agent of Michaels and its subsidiaries (collectively, the “Indemnified Persons”) as provided in any organizational documents of Michaels or its subsidiaries or in any indemnification agreement, employment agreement or other agreement containing indemnification provisions (including expense advancement or reimbursement) between such Indemnified Persons and Michaels or its subsidiaries. Such agreements and provisions related to indemnification, exculpation or expense advancement or reimbursement may not be amended, repealed or otherwise modified in any manner that would affect adversely any right thereunder of any Indemnified Person.

For a period of six (6) years after the Effective Time, Parent shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under the DGCL and any other applicable law, indemnify and hold harmless each Indemnified Person against all losses, claims, damages, liabilities, costs and expenses (including reasonable attorneys’ fees), judgments, fines and settlement amounts paid in connection with any legal action, arising out of or pertaining to (i) the fact that the Indemnified Person is or was a director, officer, employee or agent of Michaels or its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or any of the Transactions, whether asserted or arising on, before or after the Effective Time. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual legal action for which indemnification could be sought by an Indemnified Person, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such legal action or such Indemnified Person otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Person in the defense of any matter for which such Indemnified Person could seek indemnification hereunder.

Prior to the Effective Time, Michaels shall, or if Michaels is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Michaels’ existing directors’ and officers’ insurance policies and Michaels’ existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (including claims with respect to the adoption of the Merger Agreement and the consummation of the Transactions) with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Michaels’ existing policies; provided, that Michaels shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and Michaels shall give good faith consideration to any comments made by Parent with respect thereto; and provided, that the premium payable for such “tail” insurance policy shall not exceed 300% of the amount per annum Michaels paid in its last full fiscal year (and if the cost for such “tail” insurance policy exceeds such threshold, then Michaels shall obtain a policy with the greatest coverage available for a cost not exceeding such threshold.

In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys its properties and assets to any person, then, and, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall assume the obligations concerning indemnification set forth in the provisions of the Merger Agreement described in this section.

Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations set forth in the provisions of the Merger Agreement described in this section.

Transaction Litigation.

The Merger Agreement provides that, prior to the earlier of the Effective Time or termination of the Merger Agreement, Michaels is entitled to control the defense of any litigation brought by stockholders of Michaels against Michaels and/or its directors relating to the Transactions, including the Merger (“Transaction Litigation”); provided, however, Michaels will (i) promptly notify Parent of the commencement of, and promptly advise Parent of any material developments with respect to, any such Transaction Litigation and (ii) give Parent the opportunity to participate with Michaels regarding the defense or settlement of any such Transaction Litigation and the right to review and comment on all material filings or written responses to be made by Michaels in connection with any such Transaction Litigation (and Michaels shall give reasonable and good faith consideration to any such comments made by Parent and its counsel). Michaels shall also give Parent and its counsel the right to consult on the settlement, release, waiver or compromise of any such Transaction Litigation, and Michaels shall in good faith take Parent’s views into account. No such settlement, release, waiver or compromise relating to the Transactions shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except for settlements, releases, waivers or compromises that (a) relate to claims to which none of Parent or its affiliates are a party or (b) provide solely for (i) money damages and the payment of attorneys’ fees in an aggregate amount not in excess of amounts equal to the dollar amount of the coverage limits for such settlement, release, waiver or compromise under Michaels or its subsidiaries’ insurance and (ii) additional disclosure, if any, in the Schedule 14D-9 that does not disparage Parent, the Surviving Corporation, any of their respective affiliates or any of their respective businesses.

Rule 14d-10 Matters.

The Merger Agreement provides that, prior to the consummation of the Offer, to the extent required, the Compensation Committee will take such steps to cause each employment compensation, severance or other employee benefit arrangement (whether in existence prior to or after the date of the Merger Agreement) pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of Michaels to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Financing Cooperation.

Michaels has agreed it will use its reasonable best efforts, at Parent’s sole cost and expense, to provide, and will cause its subsidiaries to provide, to Parent, such cooperation that is reasonably requested by Parent and is customary in connection with the arrangement of debt financings similar to the Debt Financing (provided that such requested assistance and cooperation does not unreasonably interfere with the ongoing operation of Michaels’ business), including using reasonable best efforts to:

(i)

as promptly as practicable furnish Parent with certain financial statements and other information regarding Michaels and its subsidiaries (“Required Financial Information”) and other information customarily included in marketing materials or offering documents for financings similar to the Debt Financing;

(ii)

(A) make senior management available for a reasonable number of lender and investor meetings, meetings with parties acting as arrangers or agents, sessions with rating agencies and “roadshow” presentations, conference calls, due diligence sessions (including accounting due diligence sessions), drafting sessions, presentations and sessions (all of which may be virtual if circumstances so require)

with prospective financing sources, investors and ratings agencies, in each case on reasonable advance notice, (B) cooperate with prospective lenders and investors in performing their due diligence, and (C) use commercially reasonable efforts to ensure that the debt financing sources and their advisors and consultants shall have sufficient access to Michaels and its subsidiaries to complete collateral audits and inventory appraisals of the assets of Michaels and its subsidiaries;

(iii)

(A) reasonably cooperate with the marketing efforts of Parent and the debt financing sources and assist Parent in obtaining ratings, in each case, in connection with the Debt Financing and (B) reasonably cooperate in the preparation of materials for rating agency presentations, any offering memorandum, marketing materials, bank information memoranda (including (x) confirming the absence of material non-public information relating to Michaels and its subsidiaries or their securities contained therein upon request by Parent and (y) the delivery of customary authorization letters authorizing the distribution of information to prospective lenders or investors), lender presentations or similar document;

(iv)

assist Parent with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the debt financing sources to be included in any marketing materials or offering documents or of the type required by the Debt Commitment Letters (provided that Michaels and its subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments in connection with the Debt Financing);

(v)

request and facilitate Michaels’ independent auditors to (A) provide, consistent with customary practice, customary auditors consents (including consents of accountants for use of their reports in any materials relating to the Debt Financing) and reports and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to Michaels and its subsidiaries and (B) attend a reasonable number of accounting due diligence sessions and drafting sessions;

(vi)

if requested in writing by a debt financing source at least eight (8) business days prior to the Closing, furnish to such debt financing source, at least four business days prior to the Closing, information regarding Michaels and its subsidiaries that is required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations;

(vii)

(A) assist with the pledging of collateral for the Debt Financing, including by permitting the evaluation or appraisal of assets, assisting with field audits, due diligence examinations and evaluations of the current assets, inventory and cash management systems of Michaels and its subsidiaries, (B) assist with obtaining landlord waivers, consents or estoppels, (C) assist with obtaining releases of existing liens (provided that no such documents or agreements shall be effective prior to Closing), and (D) assist with the establishment of blocked account arrangements and lock box arrangements in connection with the Debt Financing (provided that Michaels shall not be required to enter into blocked account arrangements or lock box arrangements prior to the Closing);

(viii)

take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing (provided, that no such action shall be required of Michaels Board prior to the Closing);

(ix)

cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letters or any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, Michaels and its subsidiaries; and

(x)	assist with the preparation of definitive financing documentation and the schedules and exhibits thereto, in each case, as may be reasonably requested by Parent.

Neither Michaels nor any of its subsidiaries would be required to take any action that would (i) (A) contravene any applicable law or conflict with or violate the organizational documents of Michaels or any of its subsidiaries or (B) result in any breach or violation of or constitute a default under any material contract or (C) require Michaels or any of its subsidiaries to disclose information subject to any attorney-client, attorney work product or other legal privilege (provided, that Michaels agrees to use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not result in a loss of attorney client (or other legal) privilege), (ii) cause any covenant, representation or warranty in the Merger Agreement to be breached by Michaels or any of its subsidiaries, (iii) require Michaels or any of its subsidiaries to (x) pay any commitment or other financing fee prior to the Closing or (y) otherwise incur any other expense, indemnity liability or obligation, in each case under this sub-clause (y), except if such amounts are advanced or reimbursed as provided in the Merger Agreement, (iv) cause any director, officer, manager or employee or stockholder of Michaels or any of its subsidiaries to incur any personal liability, (v) require Michaels, its subsidiaries or any persons who are directors or managers of Michaels or any of its subsidiaries to pass any resolution or consent to approve or authorize the execution of the Debt Financing that is not subject to the occurrence of the Closing (provided, that no such action shall be required of the Michaels Board prior to the Closing) or (vi) require Michaels, its subsidiaries or any persons who are officers or managers thereof to execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (other than as provided by the Merger Agreement).

Michaels shall, and shall cause its subsidiaries to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary in accordance with the requirements set forth in the Merger Agreement. If, in connection with a marketing effort contemplated by the Debt Commitment Letters, Parent reasonably requests Michaels to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to Michaels and its subsidiaries, which Parent or its applicable subsidiaries reasonably determines (and which Michaels does not unreasonably object) to include in a customary offering document for the Debt Financing, then Michaels shall file a Current Report on Form 8-K containing such material non-public information.

Parent will be permitted, at its sole expense, to commence and conduct, in accordance with the terms of the indentures governing Michaels’ existing senior secured notes and senior unsecured notes (the “Existing Notes”), offers to purchase and/or any tender offer or exchange offer and to conduct a consent solicitation, if any (each, a “debt offer”), with respect to any or all of the outstanding aggregate principal amount of the Existing Notes. Michaels and its subsidiaries and their respective representatives will use their reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with a debt offer. If requested by Parent, in lieu of or in addition to Parent’s redeeming or exchanging the Existing Notes, Michaels will use its reasonable best efforts, at Parent’s sole expense, to issue one or more notices of optional redemption for all or a portion of the outstanding aggregate principal amount of Existing Notes and to take any other actions reasonably requested by Parent to facilitate their satisfaction and discharge. Nothing in this Offer to Purchase is or will be deemed to constitute an offer to purchase, offer to exchange, consent solicitation or notice of redemption with respect to any of the Existing Notes. In addition, Michaels will deliver customary payoff letters with respect to Michael’s existing credit facilities at the Closing.

Parent will reimburse Michaels for all documented out-of-pocket costs and expenses incurred in connection with cooperation of the Debt Financing. Parent will further indemnify Michaels, it subsidiaries and their respective representatives for any losses incurred in connection with any assistance provided and any Debt Financing undertaken and any information used in connection therewith (other than losses, damages or claims resulting from the material inaccuracy of written information provided by Michaels or its subsidiaries), subject to customary exceptions for intentional misrepresentation and willful misconduct.

Parent Financing Covenant

The Financing, or any alternative financing, is not a condition to the Offer or the Merger. The Merger Agreement provides that Parent and Purchaser will use reasonable best efforts to take all actions and to do all things necessary, proper or advisable to obtain and consummate the Financing in an amount required to satisfy the Required Amount not later than the date of Closing, including using reasonable best efforts to (i) maintain in full force and effect the Commitment Letters, (ii) negotiate and execute definitive agreements with respect to the Debt Financing required to pay the Required Amount (after taking into account any available Equity Financing) (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt Financing required to pay the Required Amount (after taking into account any available Equity Financing)), (iii) satisfy and comply with on a timely basis (except to the extent that Parent and Purchaser have obtained the waiver of) all conditions and covenants to the funding or investing of the Financing required to pay the Required Amount applicable to Parent or Purchaser in the Commitment Letters and the definitive financing agreements that are within their control that are to be satisfied by Parent or Purchaser, (iv) consummate the Financing in an amount required to pay the Required Amount at or prior to the Closing and (v) enforce its rights under the Debt Commitment Letters. Neither Parent nor Purchaser shall release or consent to the termination of the obligations of the debt financing sources to provide the Debt Financing in an amount required to pay the Required Amount (after taking into account any available Equity Financing).

In the event that, notwithstanding the use of reasonable best efforts by Parent, any portion of the Debt Financing in an amount required to pay the Required Amount (after taking into account any available Equity Financing) becomes unavailable on the terms and conditions (including any “market flex” provisions) contemplated in the Debt Commitment Letters, Parent shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, notify Michaels of such unavailability and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing on terms and conditions not less favorable to Parent than the terms and conditions (including any “market flex” provisions) contained in the Debt Commitment Letters in an amount sufficient, when added to the portion of the Financing that is and remains available and taking into account any available Equity Financing, to pay the Required Amount and to obtain and promptly provide Michaels with a copy of the new executed commitment letter that provides for such alternative financing, In furtherance of, and not in limitation of, the foregoing, in the event that any portion of the Debt Financing in an amount required to pay the Required Amount (after taking into account any available Equity Financing) becomes unavailable, regardless of the reason therefor, but any bridge facilities contemplated by the Debt Financing (or alternative bridge facilities) are available on the terms and conditions described in the Debt Commitment Letters, then Parent shall use reasonable best efforts to cause the proceeds of such bridge financing to be used in lieu of such contemplated Debt Financing as promptly as practicable following the occurrence of such event.

Neither Parent nor Purchaser shall permit or consent to or agree to any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under, (i) the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder) without the prior written consent of Michaels or (ii) the Debt Commitment Letters, without the prior written consent of Michaels, if such amendment, restatement, supplement, termination, modification or waiver would (A) impose new or additional conditions precedent to the funding of the Debt Financing or would otherwise adversely change, amend, modify or expand any of the conditions precedent to the funding of the Debt Financing, (B) be reasonably expected to prevent or delay the availability of all or a portion of the Debt Financing necessary to pay the Required Amount (after taking into account any available Equity Financing) or the consummation of the Transactions, (C) reduce the aggregate amount of the Debt Financing below the amount necessary to pay the Required Amount (after taking into account any available Equity Financing) or (D) otherwise adversely affect the ability of the Parent or Purchaser to enforce their rights under the Debt Commitment Letters.

In no event will the reasonable best efforts of Parent or Purchaser be deemed or construed to require, either Parent or Purchaser to (i) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letters.

Parent shall give Michaels prompt written notice after Parent’s knowledge (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would, or would reasonably be expected to, give rise to any default or breach) by any party under any of the Commitment Letters or the definitive financing agreements of which Parent or Purchaser becomes aware, (ii) of any termination of any of the Commitment Letters, (iii) of the receipt by Parent or Purchaser of any written notice or other written communication from any debt financing source with respect to any (A) actual or potential default, breach, termination or repudiation of any Commitment Letter or any definitive financing agreement, or any material provision thereof, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to any Commitment Letter or the definitive financing agreements that would reasonably be expected to prevent or materially delay the Closing or make the funding of the Financing required to pay the Required Amount on the Closing less likely to occur and (iv) of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent or Purchaser to obtain all or any portion of the Financing necessary to pay the Required Amount (after taking into account any available Equity Financing). Without limitation of the foregoing, upon the request of Michaels from time to time, Parent will update Michaels on the material activity and developments of its efforts to arrange and obtain the Debt Financing, including by providing copies of all definitive agreements (and drafts of all offering documents and marketing materials) related to the Debt Financing, and any amendments, modifications or replacements to any Debt Commitment Letter (or alternative financing commitment letter).

Efforts to Close the Transaction.

Under the Merger Agreement, Michaels and Parent will cooperate with each other and use their respective reasonable best efforts to take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper or advisable under applicable law to consummate the Merger and the other Transactions as promptly as practicable, including: (i) preparing and filing as promptly as practicable after the date hereof with any governmental authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, financial statements, records, applications and other documents, in each case, to the extent applicable, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, licenses, waivers and other confirmations required to be obtained from any governmental authority that are necessary to consummate the Transactions, (iii) defending or contesting any action, suit or proceeding challenging the Merger Agreement or the Transactions and (iv) executing and delivering any additional instruments necessary to consummate the Transactions.

In furtherance and not in limitation of the foregoing, each of Parent and Michaels shall make (i) an appropriate filing pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR

Act”) as promptly as practicable (and in any event within five (5) business days after the date of the Merger Agreement), (ii) a filing to the Commissioner pursuant to the Competition Act (Canada) and the regulations promulgated thereunder, as amended (the “Competition Act” and collectively with the HSR Act, the “Antitrust Laws”) as promptly as practicable (and in any event within five (5) business days after the date of the Merger Agreement), (iii) comply at the earliest practicable date with any request under any of the Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective subsidiaries or affiliates from any governmental authority in respect of such filings or such transactions and (iv) cooperate with each other in connection with any such filing, and in connection with resolving any investigation or other inquiry of any governmental authority under any of the Antitrust Laws with respect to any such filing or any such transaction.

Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of Michaels or Parent or their respective subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of Michaels or Parent or their respective subsidiaries, provided that Parent shall have no obligation to terminate or amend any contract with any of its affiliates other than with respect to its subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Michaels or Parent or their respective subsidiaries or (v) effectuating any other change or restructuring of Michaels or Parent or their respective subsidiaries (each a “Divestiture Action”), and to ensure that no governmental authority enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger or to ensure that no antitrust authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the Outside Date

In addition, Parent shall not take any action (including the acquisition by it or its affiliates of any interest in any person that derives revenues from products, services or lines of business similar to Michaels’ products, services or lines of business) if such action would make it materially more likely that there would arise any impediments under any antitrust law that may be asserted by any governmental authority to the consummation of the Transactions as soon as practicable. In the event that any action is threatened or instituted challenging the Merger as violative of any antitrust law, Parent shall take all action necessary, including but not limited to any Divestiture Action to avoid or resolve such action. In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions in accordance with the terms of the Merger Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Outside Date. Michaels shall cooperate with Parent and shall use its reasonable best efforts to assist Parent in resisting and reducing any Divestiture Action.

Other Covenants.

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access to information and confidentiality.

Termination.

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the consummation of the Offer:

(i)	by mutual written agreement of Michaels and Parent at any time prior to the Acceptance Time; or

(ii)	by either Michaels or Parent, if:

(a)

the Acceptance Time shall not have occurred on or by one minute after 11:59 p.m. (New York City Time) on the Outside Date; provided, however, that (A) in the event that the marketing period for the Debt Financing has commenced, but has not been completed as of the Outside Date, and the Acceptance Time has not yet occurred, then the Outside Date shall automatically be extended to the date that is five (5) business days following the then-scheduled end date of the marketing period for the Debt Financing and (B) the right to terminate the Merger Agreement as described in this clause (ii)(a) shall not be available to any party whose material breach of any provision of the Merger Agreement primarily results in the failure of the Offer to be consummated by the Outside Date (an “Outside Date Termination”); or

(b)

by either Michaels or Parent if any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable law permanently restraining, enjoining, prohibiting or making illegal (A) prior to the Acceptance Time, the consummation of the Offer or (B) prior to the Effective Time, the consummation of the Merger, and, in either case, such applicable law shall have become final and nonappealable; provided, that the right to terminate the Merger Agreement as described in this clause (ii)(b) shall not be available to any party whose material breach of any provision of the Merger Agreement primarily results in such applicable law to be enacted, issued, promulgated, enforced or entered; or

(iii)	by Parent, if:

(a)	at any time prior to the Acceptance Time, an Adverse Recommendation Change shall have occurred; provided, that Parent exercises the right to terminate the Merger Agreement as described in this clause (iii)(a) within ten (10) business days after the occurrence of such Adverse Recommendation Change (an “Adverse Recommendation Change Termination”); or

(b)

at any time prior to the Acceptance Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Michaels set forth in the Merger Agreement shall have occurred that would cause the Representations Condition or the Covenants Condition not to be satisfied, and such Offer Condition is incapable of being satisfied by the Outside Date or if capable of being cured in such time frame, shall not have been cured within the earlier of the Outside Date and thirty (30) days of the date Parent gives Michaels notice of such breach or failure to perform; provided, that the right to terminate the Merger Agreement as described in this clause (iii)(b) shall not be available to Parent if Parent or Purchaser is then in material breach of the Merger Agreement (a “Michaels Breach Termination”); or

(iv)	by Michaels, if:

(a)

at any time prior to the Acceptance Time, Michaels Board authorizes Michaels to enter into a definitive agreement concerning a Superior Proposal pursuant to the terms of the Merger Agreement and Michaels contemporaneously enters into such definitive agreement concerning such Superior Proposal; provided, that Michaels pays the Michaels Termination Fee (a “Superior Proposal Termination”);

(b)

at any time prior to the Acceptance Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement shall have occurred that (A) would (x) cause any of the Offer Conditions not to be satisfied or (y) reasonably be expected to prevent, materially delay or materially impede the consummation of the Offer or the Merger and (B) is incapable of being satisfied by the Outside Date or if capable of being cured in such time frame, shall not have been cured within the earlier of the Outside Date and thirty (30) days of the date Michaels gives Parent notice of such breach or failure to perform; provided, that the right to terminate the Merger Agreement as described in this clause (iv)(b) shall not be available to Michaels if Michaels is then in material breach of the Merger Agreement (a “Parent Breach Termination”);

(c)	at any time prior to the Acceptance Time, Purchaser fails to timely commence the Offer in violation of Section 2.01(a) of the Merger Agreement (the “Failure to Commence the Offer Termination”);

(d)

at any time following the Offer Expiration Time (A) the Offer Conditions have been satisfied or waived at or prior to the Offer Expiration Time (after giving effect to any extensions thereof in accordance with the Merger Agreement) (other than those Offer Conditions that by their nature are to be satisfied at the Offer Expiration Time, but subject to such conditions being able to be satisfied at the Offer Expiration Time), (B) Purchaser shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer as required pursuant to the Merger Agreement, (C) Michaels has delivered written notice (the “Michaels’ Notice”) to Parent of Michaels’ intention to terminate the Merger Agreement pursuant to this clause (iv)(d) if Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer by one minute after 11:59 p.m. (New York City time) on the second (2nd) business day following the date of Michaels’ delivery of Michaels’ Notice (or such shorter period of time as remains prior to one minute after 11:59 p.m. (New York City time) on the Outside Date, the shorter of such periods, the “Failure Notice Period”), (D) Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer prior to the expiration of the Failure Notice Period and (E) upon written request by Parent (on no more than one (1) occasion) during the Failure Notice Period, Michaels has confirmed that it stood ready, willing and able to consummate the Transactions on the terms of the Merger Agreement (a “Failure to Consummate the Offer Termination”);

(e)	at any time following the time that Parent or Purchaser do not extend the Offer as permitted by Section 2.01(c)(ii) of the Merger Agreement if, at the time not extended, the sole Offer Condition that was not then satisfied or waived in accordance with the terms hereof was the Minimum Tender Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time).

The party desiring to terminate the Merger Agreement (other than as described in clause (i) above) shall give written notice of such termination to the other party.

Effect of Termination.

If the Merger Agreement is terminated in accordance with the terms thereof, the Merger Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other party hereto or the debt financing sources; provided, that, subject to certain limitations, certain provisions of the Merger Agreement and the Confidentiality Agreement and Limited Guarantee (solely to the extent provided therein) shall survive any termination of the Merger Agreement and (b) neither Michaels nor Parent or Purchaser shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the Merger Agreement.

Michaels Termination Fee.

Michaels will pay (or cause to be paid to) Parent the Michaels Termination Fee if:

(i) the Merger Agreement is terminated by Parent pursuant to an Adverse Recommendation Change Termination (in which case the Michaels Termination Fee will be payable in immediately available funds within two (2) business days after such termination);

(ii) the Merger Agreement is terminated by Michaels pursuant to a Superior Proposal Termination (in which case the Michaels Termination Fee will be payable in immediately available funds substantially concurrently with such termination);

(iii) (A) after the date of the Merger Agreement, a bona fide Acquisition Proposal shall have been publicly made to Michaels or shall have been publicly made directly to the stockholders of Michaels generally or shall have otherwise become publicly known (and, in any such case, such Acquisition Proposal is not withdrawn prior to the Offer Expiration Time), (B) thereafter, the Merger Agreement is terminated by Parent or Michaels pursuant to an Outside Date Termination (only if at such time Parent would not be prohibited from termination the Merger Agreement) or by Parent pursuant to a Michaels Breach Termination (as a result of a material breach by Michaels of the non-solicitation provisions under Section 6.03 of the Merger Agreement) and (C) within nine (9) months after such termination, Michaels enters into a definitive agreement with respect to an Acquisition Proposal and, at any time thereafter, consummates such Acquisition Proposal (in which case the Michaels Termination Fee will be payable in immediately available funds substantially concurrently with the consummation of such Acquisition Proposal); provided that for purposes of this clause (iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

The “Michaels Termination Fee” shall be (i) if payable by Michaels in connection with (A) a Superior Proposal Termination in connection with a Superior Proposal made by an Excluded Party or its affiliates and for which an Adverse Recommendation Change and/or such termination, as applicable, is made prior to the Cut Off Date or (B) an Adverse Recommendation Change Termination prior to the Cut Off Date that is related to an Acquisition Proposal made by an Excluded Party or its affiliates, an amount equal to $54,500,000, and (ii) if payable by Michaels in any other circumstance, an amount equal to $104,000,000.

In no event shall Michaels be required to pay the Michaels Termination Fee on more than one occasion.

Subject to certain provisions of the Merger Agreement, (i) upon any termination of the Merger Agreement under circumstances where the Michaels Termination Fee is payable by Michaels and such Michaels Termination

Fee is paid in full, the Parent Related Parties (as defined below) shall be precluded from any other remedy against Michaels, at law or in equity or otherwise, and neither Parent nor Purchaser shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Michaels Related Parties (as defined below) in connection with the Merger Agreement or the Transactions, and (ii) payment of the Michaels Termination Fee shall be the sole and exclusive monetary damages remedy of the Parent Related Parties against the Michaels Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and (B) upon payment of such amounts in circumstances for which such fee is properly payable, none of the Michaels Related Parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions. “Michaels Related Parties” means Michaels or any of the Michaels subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or affiliates or their respective representatives. “Parent Related Parties” means Parent or Purchaser, the Apollo Funds, the debt financing sources or any of their respective directors, officers, employees, partners, managers, members, stockholders or affiliates or their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives.

Parent Termination Fee.

Parent shall pay (or cause to be paid to) Michaels a fee in the amount of $220,000,000 (the “Parent Termination Fee”) if the Merger Agreement is validly terminated pursuant to a Parent Breach Termination, a Failure to Commence the Offer Termination or a Failure to Consummate the Offer Termination, or by Michaels or Parent pursuant to an Outside Date Termination if at such time Michaels could have terminated pursuant to a Parent Breach Termination, a Failure to Commence the Offer Termination or a Failure to Consummate the Offer Termination. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

Subject to certain provisions of the Merger Agreement (i) upon any termination of the Merger Agreement under circumstances where the Parent Termination Fee is payable and such Parent Termination Fee is paid in full, Michaels shall be precluded from any other remedy against Parent or Purchaser, at law or equity or otherwise, and Michaels shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Parent Related Parties in connection with the Merger Agreement or the Transactions, and (ii) payment of the Parent Termination Fee shall be the sole and exclusive remedy of Michaels and its subsidiaries against the Parent Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise relating to or arising out of the Merger Agreement or the Transactions, and upon payment of such amount in circumstances for which fee is properly payable, none of the Parent Related Parties shall have any further monetary liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

Expenses.

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred by the parties to the Merger Agreement will be paid by the party incurring such cost or expense, provided that Parent will be responsible for costs and expenses related to Michaels’ cooperation with Parent’s financing and filings to obtain regulatory approvals and certain taxes and fees imposed with the transfer of Shares pursuant to the Offer or the Merger.

Specific Performance; Remedies.

The Merger Agreement provides that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur and that the parties to the Merger Agreement would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Under the terms of the Merger Agreement, the parties agreed that the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened or anticipated breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise.

The Merger Agreement further provides that, notwithstanding the foregoing, Michaels’ right to seek an injunction, specific performance or other equitable relief to cause Purchaser to enforce the terms of the Equity Commitment Letter and Parent’s or Purchaser’s obligations to consummate the Offer and the Merger are subject to the following requirements:

•

with respect to the Offer and payment of the Offer Price and the Equity Financing related thereto, all Offer Conditions were satisfied (other than those conditions that by their terms are to be satisfied at the Offer Expiration Time, but subject to such conditions being able to be satisfied) or waived at the Offer Expiration Time or (B) with respect to the Merger, the payment of the Merger Consideration and the Equity Financing related thereto, the conditions set forth in Section 9.01 of the Merger Agreement were satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied) or waived at the Closing;

•	the Debt Financing (or any replacement thereof) has been funded in full or will be funded in full at the Closing if the Equity Financing is funded at the Closing;

•	Michaels has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions required of it by the Merger Agreement to cause the Closing to occur; and

•	Parent and Purchaser shall have failed to consummate the applicable Transactions by the date they are required to do so pursuant to Merger Agreement.

No recourse and Waiver of Certain Claims.

Pursuant to the Merger Agreement, any and all threatened or actual claims, suits, actions, proceedings or investigations (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to the Merger Agreement or any other agreement executed and delivered in connection with the Merger Agreement (the “Transaction Documents”), the negotiation, execution, performance or non-performance of the Merger Agreement or the Transaction Documents (including any representation or warranty made in or in connection with the Merger Agreement, the Transaction Documents or as an inducement to enter into the Merger Agreement or the Transaction Documents) may be made by any party to the Merger Agreement or the Transaction Documents or any third party beneficiary of any relevant provision of the Merger Agreement or the Transaction Documents only against the persons that are expressly identified as parties to the Merger Agreement or Transaction Documents. No person who is not a named party to the Merger Agreement or the Transaction Documents, including any director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney or representative of any named party to the Merger Agreement that is not itself a named party to the Merger Agreement or any of the Transaction Documents and the debt financing sources (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) to any party to the Merger Agreement for any obligations or liabilities arising under, in connection with or related to the Merger Agreement, the Transaction Documents or for any claim based on, in respect of, or by reason of the Merger Agreement, the Transaction Documents or their negotiation or execution; and each party to the Merger Agreement or the Transaction Documents waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. However, the foregoing does not restrict any claims that Michaels may assert against the Apollo Funds, if, as and when required pursuant to the terms and conditions of the Limited Guarantee or the rights of Michaels as an express third party beneficiary under the Equity Commitment Letter pursuant to the terms and conditions of the Equity Commitment Letter.

Assignment.

Neither the Merger Agreement nor any of the rights or obligations thereunder may be assigned by any party to the Merger Agreement without the prior written consent of the other parties to the Merger Agreement; except, that, Parent and Purchaser may transfer or assign all (but not less than all) of its rights and obligations under the Merger Agreement to one of its wholly owned subsidiaries at any time or to any debt financing sources (including the debt financing sources) for purposes of creating a security interest, or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing); provided, that such transfer or assignment will not relieve Parent or Purchaser of its obligations under the Merger Agreement or enlarge, alter or change any obligation of any other party to the Merger Agreement or due to Parent or Purchaser.

Amendment and Waiver.

The Merger Agreement may be amended by written agreement of Michaels, Parent and Purchaser, at any time prior to the Acceptance Time. At any time prior to the Acceptance Time, Michaels, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (c) subject to the requirements of applicable law, waive compliance by the other with any of the agreements or conditions contained in the Merger Agreement, except that the Minimum Tender Condition, Termination Condition and No-Shop Period Start Date Condition may only be waived by Parent or Purchaser with the prior written consent of Michaels. No amendment may be made to the financing provisions of the Merger Agreement in a manner that would be materially adverse to the debt financing sources without the prior consent of the debt financing sources.

Governing Law.

The Merger Agreement is governed by Delaware law.

Confidentiality Agreement.

On January 20, 2021, Michaels and Apollo Management IX entered into a confidentiality agreement (the “Confidentiality Agreement”). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Apollo Management IX agreed that, except as required by Law (as defined in the Confidentiality Agreement), to keep confidential and not to disclose or reveal any Evaluation Material to any person other than those of Apollo Management IX’s Representatives (as defined in the Confidentiality Agreement) (i) who are actively and directly participating in Apollo Management IX’s evaluation of the Proposed Transaction (as defined in the Confidentiality Agreement) or who otherwise need to know the Evaluation Material for the purpose of evaluating the Proposed Transaction and Apollo Management IX agreed to direct such Representatives to observe the terms of the Confidentiality Agreement that apply to Representatives. Apollo Management IX additionally agreed not to use Evaluation Material for any purpose other than in connection with its evaluation of the Proposed Transaction or the consummation of the Proposed Transaction and, except as required by Law, to not disclose to any person (other than Apollo Management IX’s Representatives) any information about the Proposed Transaction, or the terms or conditions or any other facts relating to the Proposed Transaction. The Confidentiality Agreement contains a customary standstill provision with a term of 18 months that terminates if any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) (x) enters into a definitive agreement with Michaels to acquire (by merger or otherwise) more than 50% of the outstanding voting equity securities of Michaels or more than 50% of the consolidated total assets of Michaels and its subsidiaries taken as a whole or (y) commences a tender or exchange offer to acquire more than 50% of the voting equity securities of Michaels and the Michaels Board either fails to recommend that its stockholders reject such tender or exchange offer within 10 business days after the commencement of such offer or recommends that Michaels’ stockholders accept such tender or exchange offer.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO incorporated herein by reference.

Tender and Support Agreement.

On March 2, 2021, in connection with the execution and delivery of the Merger Agreement, certain stockholders of Michaels affiliated with Bain Capital Private Equity, L.P. (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”). The Supporting Stockholders collectively beneficially own approximately 37% of the outstanding Shares as of March 2, 2021.

The Tender and Support Agreement provides that the Supporting Stockholders will tender all of the Shares held by such Supporting Stockholder in the Offer. The Tender and Support Agreement also provides that, in connection with any meeting of stockholders of Michaels, or any action by written consent, the applicable Supporting Stockholder will vote against (a) any action that would (or would be reasonably expected to) directly result in a breach of any covenant, representation or warranty or any other obligation or agreement of Michaels contained in the Merger Agreement, or of any Supporting Stockholder contained in the Tender and Support Agreement, in either case, that would result in any condition to the Offer being unsatisfied at the expiration time of the Offer, (b) any other action, transaction, proposal, or agreement relating to Michaels that would (or would reasonably be expected to) prevent, nullify or materially impede, interfere with, frustrate, delay, postpone or adversely affect the Transactions, (c) any change in the present capitalization of Michaels or any amendment of the certificate of incorporation of Michaels prohibited by the Merger Agreement, or (d) subject to the right of the Supporting Stockholders to terminate the Tender and Support Agreement, any alternative acquisition proposal. The Tender and Support Agreement terminates upon certain events, including (i) the Effective Time, (ii) the termination of the Merger Agreement, (iii) an Adverse Recommendation Change, (iv) a modification, change or amendment to the Merger Agreement (including any waiver) without the consent of the Supporting Stockholder that (x) decreases the amount, or changes the form or terms, of consideration payable in the Offer and Merger or (y) adversely affects the right of any Supporting Stockholder in any material respect or (v) in certain circumstances where Parent delivers written notice to Michaels or any of its representatives that any fact, event or circumstance has caused the failure of any condition to the Offer or any of the conditions to the Merger, in each case, set forth in the Merger Agreement, to be satisfied on or prior to the Acceptance Time such that Parent could then terminate the Merger Agreement as a result of such failure, and such failure is not waived by Parent or cured by Michaels.

The foregoing summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (d)(5) to the Schedule TO incorporated herein by reference.

Equity Commitment Letter and Limited Guarantee.

The descriptions of the Equity Commitment Letter and the Limited Guarantee included in Section 9 – “Source and Amount of Funds – Equity Financing” and “ – Limited Guarantee” are incorporated into this Section 11 by reference.

12.	Purpose of the Offer; Plans for Michaels.

Purpose of the Offer. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is to acquire control of, and the entire equity interest in, Michaels. The Offer, as the first step in the acquisition of Michaels, is intended to facilitate the acquisition of all outstanding Shares. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. The Merger Agreement provides, among other things, that Purchaser will be merged into Michaels and that upon consummation of the Merger, the Surviving Corporation will become a wholly owned subsidiary of Parent.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of Michaels’ remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the Closing without a vote of the stockholders of Michaels in accordance with Section 251(h) of the DGCL.

Plans for Michaels.

We expect that, following consummation of the Merger and the other Transactions, the operations of Michaels, the Surviving Corporation, will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation’s business, other than in connection with Michaels’ current strategic planning.

Nevertheless, the management and/or the board of directors of Parent or the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of Parent or the Surviving Corporation decide that such transactions are in the best interest of Parent or the Surviving Corporation upon such review.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is consummated, there will be no market for the Shares after the Accpetance Time because Parent and Purchaser intend to consummate the Merger prior to Nasdaq opening on the next business day.

Stock Quotation. The Shares are currently listed on Nasdaq and trade under the symbol “MIK”. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause Michaels to de-list the Shares from Nasdaq.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in such Shares becoming eligible for deregistration under the Exchange Act. Registration of Shares may be terminated by Michaels upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Michaels to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Michaels to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Michaels. Furthermore, the ability of “affiliates” of Michaels and persons holding “restricted securities” of Michaels to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s (as defined below) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

Michaels has not declared or paid any cash dividends on its Shares during the past two years and does not anticipate paying any cash dividends in the near future.

As discussed in Section 11 – “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except as expressly required by the Merger Agreement, law or contract, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed and which will be deemed to be given if, within five business days after Michaels has provided to Parent a written request for consent, Parent has not rejected such request in writing), Michaels will not establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any of its capital stock.

15.	Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer pursuant to the provisions of the Merger Agreement, Parent shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in the Offer, unless, immediately prior to the then applicable Offer Expiration Time:

(a) there shall have been validly tendered in the Offer and not validly withdrawn that number of Shares that (together with any Shares owned by Parent and its affiliates) represent at least a majority of the Shares outstanding as of the consummation of the Offer at the Offer Expiration Time (the “Minimum Tender Condition”);

(b) any applicable waiting period under the HSR Act shall have expired or been terminated and Competition Act Approval shall have been obtained (the “Required Approvals Condition”);

(c) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any applicable law, whether temporary, preliminary or permanent, that is in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Offer or the Merger (the “No Order Condition”);

(d) (i) (x) the representations and warranties of Michaels set forth in Section 4.05(a) of the Merger Agreement (Capitalization) (other than for inaccuracies that are de minimis relative to the fully-diluted equity capitalization of Michaels) and (y) Section 4.10(b) of the Merger Agreement (Absence of Certain Changes) shall be true and correct in all respects as of the date of the Merger Agreement and as of the consummation of the

Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date) (ii) the representations and warranties of Michaels set forth in Section 4.01 of the Merger Agreement (Corporate Existence), Section 4.02 of the Merger Agreement (Corporate Authorization), Section 4.05 of the Merger Agreement (other than Section 4.05(a) of the Merger Agreement) (Capitalization) and Section 4.23 of the Merger Agreement (Finders’ Fees) shall be true and correct in all material respects as of the date of the Merger Agreement and as of the consummation of the Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date) and (iii) each of the other representations and warranties of Michaels set forth in the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and as of the consummation of the Offer, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than, in the case of clause (iii), for such failures to be true and correct that, individually or in the aggregate, would not have a Material Adverse Effect (it being understood that for this purpose all references to the term “Material Adverse Effect” and other qualifications based on the word “material,” set forth in any such representations and warranties shall be disregarded). Solely for purposes of clause (i)(x) of this paragraph (d), if one or more inaccuracies in the sections referred to in clause (i) of this paragraph (d) would cause the Aggregate Consideration to increase by $25,000,000 or more, such inaccuracy or inaccuracies will not be considered de minimis (the “Representations Condition”);

(e) Michaels shall have performed or complied with, in all material respects, each covenant, agreement and obligation required by the Merger Agreement to be performed or complied with by it on or prior to the Offer Expiration Time (the “Covenants Condition”);

(f) since the date of the Merger Agreement, no Material Adverse Effect shall have occurred and be continuing;

(g) Michaels shall have delivered to Parent a certificate, dated as of the date on which the Offer expires, signed by an executive officer of Michaels, certifying that the conditions specified in clauses (d), (e) and (f) have been satisfied;

(h) the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”);

(i) the No-Shop Period Start Date shall have occurred (the “No-Shop Period Start Date Condition”); and

(j) the completion of an 18 consecutive day marketing period (subject to certain blackout periods described in the Merger Agreement) for the Debt Financing (the “Marketing Period Condition”)

The foregoing conditions (each such condition, an “Offer Condition” and, collectively, the “Offer Conditions”) are for the sole benefit of Parent and Purchaser and, except for (i) the Minimum Tender Condition and the Termination Condition (each of which may only be waived with the prior written consent of Michaels) and (ii) the No-Shop Period Start Date Condition (which may only be waived with the prior written consent of Michaels), may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Offer to Purchase, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Michaels with the SEC and other publicly available information concerning

Michaels, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Michaels’ business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Michaels’ business, or certain parts of Michaels’ business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 – “Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where Michaels is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Among the reasons why Section 203 may not apply to a Delaware corporation is if its original certificate of incorporation or an amendment thereto adopted by the stockholders contains a provision expressly electing not to be governed by Section 203. Article IX of Michaels’ certificate of incorporation (“Article IX”) contains such a provision, and therefore the restrictions on business combinations set forth in Section 203 do not apply to Michaels or the Offer and the Merger.

Nevertheless, Article IX also includes voluntary provisions that are similar to Section 203. Article IX restricts Michaels from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, but excluding investment funds affiliated with Bain Capital Partners, LLC or The Blackstone Group L.P. or any of their respective affiliates) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” or the transaction pursuant to which such person becomes an “interested stockholder” is approved by the Michaels Board before such person became an “interested stockholder.” The Michaels Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Article IX.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Michaels, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Certain Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period (which may be extended as described below) which begins when Purchaser files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Purchaser and Michaels will file or caused to be filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than March 9, 2021, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on March 24, 2021, unless earlier terminated by the FTC and the Antitrust Division, or if Purchaser withdraws its HSR filing under 16 C.F.R. §803.12 or if Purchaser or Michaels receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to 10 calendar days following the date of Purchaser’s or Michaels’ (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, absent Purchaser’s and Michaels’ agreement, they can be prevented from Closing only by court order. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger and if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC, or any foreign antitrust or competition authority could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Michaels or its subsidiaries or Purchaser or its subsidiaries or require Michaels or its subsidiaries or Purchaser or its subsidiaries to license, or hold separate, assets or terminate existing relationships and contractual rights. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Canada Antitrust Compliance. Part IX of the Competition Act (Canada) and the regulations promulgated thereunder, as amended, require that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition (“Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner (a “Notification”) and the applicable waiting period has expired, or been waived or terminated by the Commissioner. The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective prescribed information. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties that additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction is required (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate (an “ARC”) or a waiver of the requirement to submit Notifications under paragraph 113(c) of the Competition Act.

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner under subsection 102(1) of the Competition Act for an ARC confirming that the Commissioner is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver under paragraph 113(c) of the Competition Act and No Action Letter (as defined below). Upon the issuance of an ARC, or, alternatively, a No Action Letter together with an appropriate waiver of the requirement to file a Notification, the parties to a Notifiable Transaction are legally entitled to complete their transaction.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. There can be no assurance that a challenge to the Offer and the Merger under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.

Purchaser’s acquisition of Shares in the Offer and the Merger is a Notifiable Transaction. It is a condition to Closing that either (i) the Commissioner has issued an ARC or (ii) the waiting period(s) described above shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and in either case the Commissioner shall have issued a No Action Letter (“Competition Act Approval”). Purchaser and Michaels filed a request to the Commissioner for an ARC or, in the alternative, a No Action Letter and waiver under paragraph 113(c) of the Competition Act in connection with the purchase of Shares in the Offer and the Merger on March 9, 2021. On March 15, 2021, the Commissioner issued an ARC under subsection 102(1) of the Competition Act that the Commissioner is satisfied that there would not be sufficient grounds on which to apply to the Competition Tribunal under section 92 of the Competition Act, thereby satisfying the requirement to obtain Competition Act Approval.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger, you comply with the applicable legal requirements under the DGCL, and you neither waive, withdraw nor otherwise lose your rights to appraisal under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, as determined by the Delaware Court of Chancery. This value may be the same, more or less than the price that Purchaser is offering to pay you in the Offer and the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is March 16, 2021), deliver to Michaels at the address indicated below a demand in writing for appraisal of such Shares, which demand must reasonably inform Michaels of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender (or, if tendered, not fail to withdraw prior to the Offer Expiration Time) such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Michaels’ stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent and Purchaser have retained Georgeson to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary and Paying Agent each will receive customary compensation for their respective services in connection with the Offer, will be reimbursed for customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Michaels or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning Michaels – Available Information.”

MAGIC MERGECO, INC.

March 16, 2021

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT,

APOLLO MANAGEMENT IX AND CONTROLLING ENTITIES

Purchaser

Purchaser is a Delaware corporation incorporated on February 26, 2021, with principal executive offices at One Manhattanville Road, Suite 201, Purchase, NY 10577. The telephone number of its principal executive offices is (212) 515-3200. To date, Purchaser has engaged in no activities other than those incidental to its formation, and Purchaser does not expect to engage in any activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described in Section 9 – “Source and Amount of Funds”) in connection with the Offer and the Merger. Purchaser has no assets or liabilities other than its contractual rights and obligations related to the Merger Agreement. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of Parent.

Directors and Executive Officers of Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Andrew Jhawar	Director and President	c/o Apollo Global Management, Inc. 2000 Avenue of the Stars, Suite 510N Los Angeles, CA 90067 United States citizen	Mr. Jhawar is a Senior Partner and Head of the Consumer & Retail Industry team of Apollo Management, L.P., having joined in February 2000. Prior to joining Apollo, Mr. Jhawar was an investment banker with Donaldson, Lufkin & Jenrette Securities Corporation and, prior to that, Jefferies & Company, where he focused primarily on the structuring, execution and negotiation of high yield debt and equity financing transactions. Mr. Jhawar currently serves as Chairman of the Board of The Fresh Market (May 2016 to current); Smart & Final (June 2019 to current); The Stand, LLC (August 2015 to current); and QDOBA Restaurant Corporation (December 2018 to current). He also previously served as a member of the Board of Directors of Hostess Brands, Inc. (April 2013 to June 2017) (NASDAQ: TWNK); Chairman of the Board and a member of the Board of Sprouts Farmers Market (April 2011 to February 2016) (NASDAQ: SFM); Board member at Smart Foodservice Stores (June 2019 to April 2020); Chairman of the Board at CEC Entertainment (December 2018-December 2020); Board member at Smart & Final (May 2007 to December 2012); Board member at General Nutrition Centers (December 2003 to March 2007); and Board member at Rent-A-Center (October 2001 to June 2005) (NASDAQ: RCII). Mr. Jhawar graduated with an M.B.A. from Harvard Business School and graduated, summa cum laude, with a B.S. in

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Economics from the Wharton School of the University of Pennsylvania.

Edward Peng	Director, Vice President & Secretary	c/o Apollo Global Management, Inc. 2000 Avenue of the Stars, Suite 510N Los Angeles, CA 90067 United States citizen	Mr. Peng is a Principal at Apollo Management L.P., having joined in 2015. Mr. Peng’s responsibilities include investment origination and structuring, due diligence, transaction execution, and portfolio company monitoring. Prior to joining Apollo, Mr. Peng served as a member of the investment teams at the hedge fund firm Coatue Management and at the private equity firm TPG Capital. Previously, he was on the investment banking team at Moelis & Company. He serves on the Board of Directors of Maxim Crane Works. Mr. Peng received his MBA from Harvard Business School and graduated summa cum laude with a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Laurie D. Medley	Vice President	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, NY 10019 United States citizen	Ms. Medley is the General Counsel of Private Equity of Apollo Management, L.P., having joined in 2006. Prior to that time, Ms. Medley was associated with the law firms of O’Sullivan, LLP from 2001 to 2002, O’Melveny & Myers LLP from 2002 to 2006 and Akin Gump Strauss Hauer & Feld LLP during 2006. Ms. Medley serves on the board of directors of Taos Ski Valley. Ms. Medley graduated cum laude from the University of Mississippi with a BA in Education and summa cum laude with a JD from Vermont Law School.

Katherine G. Newman	Vice President	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, NY 10019 United States citizen	Ms. Newman is Senior Tax Counsel at Apollo Global Management, Inc. specializing in tax matters with respect to Apollo’s funds, their investors and their investments worldwide. She also advises the firm on its public holding structure. Prior to joining Apollo in 2010, Ms. Newman practiced at the law firm of Akin Gump Strauss Hauer & Feld LLP. Outside of her role as a tax advisor, Ms. Newman serves on various leadership committees including the steering committee for the Apollo Women Empower (AWE) initiative. Ms. Newman also serves on the board of directors for Apollo Commercial Real Estate Finance, Inc. In the non-profit space, Ms. Newman serves on the board of directors for Women’s Justice Initiative, an organization focused on education, access to legal services and gender-based violence prevention and for Chances for Children New York, a non-profit which provides clinical intervention services for families with young children. Ms. Newman graduated magna cum laude from Harvard

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
University with an A.B. in Social Studies, and holds a J.D. from Georgetown University Law Center.

James Elworth	Vice President	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, NY 10019 United States citizen	Mr. Elworth is the Deputy General Counsel of Private Equity of Apollo Management, L.P. Mr. Elworth joined Apollo in 2015 as the Deputy General Counsel for Credit. Prior to that time, Mr. Elworth was associated with the law firms Davis Polk & Wardwell (2007 to 2015) and Shearman & Sterling (2003 to 2007). Mr. Elworth graduated from the University of Michigan in 1998 with a B.A. and received his M.A. from Yale University in 1999. He received his J.D. from Harvard Law School in 2003.

2.	Parent

Parent is a Delaware corporation incorporated on February 26, 2021, with principal executive offices at One Manhattanville Road, Suite 201, Purchase, NY 10577. The telephone number of its principal executive offices is (212) 515-3200. The sole stockholder of Parent is Magic MidCo, Inc. The sole stockholder of Magic MidCo, Inc. is Magic HoldCo, Inc. The sole stockholder of Magic HoldCo, Inc. is AP IX Magic Holdings, L.P. The general partner of AP IX Magic Holdings, L.P. is AP IX Magic Holdings GP, LLC. The non-member manager of AP IX Magic Holdings GP, LLC is Apollo. To date, Parent has engaged in no activities other than those incidental to its formation, and Parent does not expect to engage in any activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described in Section 9 – “Source and Amount of Funds”) in connection with the Offer and the Merger.

Directors and Executive Officers of Parent

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer or Parent are set forth below.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Andrew Jhawar	Director and President	c/o Apollo Global Management, Inc. 2000 Avenue of the Stars, Suite 510N Los Angeles, CA 90067 United States citizen	Mr. Jhawar is a Senior Partner and Head of the Consumer & Retail Industry team of Apollo Management, L.P., having joined in February 2000. Prior to joining Apollo, Mr. Jhawar was an investment banker with Donaldson, Lufkin & Jenrette Securities Corporation and, prior to that, Jefferies & Company, where he focused primarily on the structuring, execution and negotiation of high yield debt and equity financing transactions. Mr. Jhawar currently serves as Chairman of the Board of The Fresh Market (May 2016 to current); Smart & Final (June 2019 to current); The Stand, LLC (August 2015 to current); and QDOBA Restaurant Corporation (December 2018 to current). He also previously served as a member of the Board of Directors of Hostess Brands, Inc.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
(April 2013 to June 2017) (NASDAQ: TWNK); Chairman of the Board and a member of the Board of Sprouts Farmers Market (April 2011 to February 2016) (NASDAQ: SFM); Board member at Smart Foodservice Stores (June 2019 to April 2020); Chairman of the Board at CEC Entertainment (December 2018-December 2020); Board member at Smart & Final (May 2007 to December 2012); Board member at General Nutrition Centers (December 2003 to March 2007); and Board member at Rent-A-Center (October 2001 to June 2005) (NASDAQ: RCII). Mr. Jhawar graduated with an M.B.A. from Harvard Business School and graduated, summa cum laude, with a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Edward Peng	Director, Vice President & Secretary	c/o Apollo Global Management, Inc. 2000 Avenue of the Stars, Suite 510N Los Angeles, CA 90067 United States citizen	Mr. Peng is a Principal at Apollo Management L.P., having joined in 2015. Mr. Peng’s responsibilities include investment origination and structuring, due diligence, transaction execution, and portfolio company monitoring. Prior to joining Apollo, Mr. Peng served as a member of the investment teams at the hedge fund firm Coatue Management and at the private equity firm TPG Capital. Previously, he was on the investment banking team at Moelis & Company. He serves on the Board of Directors of Maxim Crane Works. Mr. Peng received his MBA from Harvard Business School and graduated summa cum laude with a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Laurie D. Medley	Vice President	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, NY 10019 United States citizen	Ms. Medley is the General Counsel of Private Equity of Apollo Management, L.P., having joined in 2006. Prior to that time, Ms. Medley was associated with the law firms of O’Sullivan, LLP from 2001 to 2002, O’Melveny & Myers LLP from 2002 to 2006 and Akin Gump Strauss Hauer & Feld LLP during 2006. Ms. Medley serves on the board of directors of Taos Ski Valley. Ms. Medley graduated cum laude from the University of Mississippi with a BA in Education and summa cum laude with a JD from Vermont Law School.

Katherine G. Newman	Vice President	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd	Ms. Newman is Senior Tax Counsel at Apollo Global Management, Inc. specializing in tax matters with respect to Apollo’s funds, their investors and their investments worldwide. She also advises the firm on its public holding structure. Prior to joining Apollo in 2010, Ms. Newman practiced at the law firm of Akin Gump

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
		Floor, New York, NY 10019 United States citizen	Strauss Hauer & Feld LLP. Outside of her role as a tax advisor, Ms. Newman serves on various leadership committees including the steering committee for the Apollo Women Empower (AWE) initiative. Ms. Newman also serves on the board of directors for Apollo Commercial Real Estate Finance, Inc. In the non-profit space, Ms. Newman serves on the board of directors for Women’s Justice Initiative, an organization focused on education, access to legal services and gender-based violence prevention and for Chances for Children New York, a non-profit which provides clinical intervention services for families with young children. Ms. Newman graduated magna cum laude from Harvard University with an A.B. in Social Studies, and holds a J.D. from Georgetown University Law Center.

James Elworth	Vice President	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, NY 10019 United States citizen	Mr. Elworth is the Deputy General Counsel of Private Equity of Apollo Management, L.P. Mr. Elworth joined Apollo in 2015 as the Deputy General Counsel for Credit. Prior to that time, Mr. Elworth was associated with the law firms Davis Polk & Wardwell (2007 to 2015) and Shearman & Sterling (2003 to 2007). Mr. Elworth graduated from the University of Michigan in 1998 with a B.A. and received his M.A. from Yale University in 1999. He received his J.D. from Harvard Law School in 2003.

3.	Apollo Management IX

Apollo Management IX, L.P. (“Apollo Management IX”) serves as the manager of Apollo Investment Fund IX, L.P. and the investment manager or portfolio manager of other investment funds. The general partner of Apollo Management IX is AIF IX Management, LLC (“AIF IX LLC”). Apollo Management, L.P. (“Apollo LP”) is the sole member and manager of AIF IX LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP,” and together with Apollo Management IX, AIF IX LLC, Apollo LP, Management GP and Management Holdings, the “Apollo Management Entities”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers of Management Holdings GP. The principal executive office address of each of the Apollo Management Entities is 9 West 57th Street, 43rd Floor, New York, New York 10019. The telephone number at the principal executive office is 212-515-3200.

The principal business of Apollo Management IX is serving as the investment manager or portfolio manager of certain investment funds. The principal business of AIF IX LLC is serving as the general partner of Apollo. The principal business of Apollo LP is serving as the sole member and manager of AIF IX LP and other Apollo Management Entities. The principal business of Management GP is serving as the general partner of Apollo LP. The principal business of Management Holdings is serving as the sole member and manager of Management GP and other Apollo Management Entities. The principal business of Management Holdings GP is serving as the general partner of Management Holdings LP.

Managers and Principal Executive Officers of Management Holdings GP

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the managers and principal executive officers of Management Holdings GP are set forth below.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Leon Black	Manager and Principal Executive Officer	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Black is the Chairman of the board of directors, a member of the executive committee of the board of directors and Chief Executive Officer of Apollo Global Management, Inc. and a Managing Partner of Apollo Management, L.P. In 1990, Mr. Black founded Apollo Management, L.P. and Lion Advisors, L.P. to manage investment capital on behalf of a group of institutional investors, focusing on corporate restructuring, leveraged buyouts and taking minority positions in growth-oriented companies. From 1977 to 1990, Mr. Black worked at Drexel Burnham Lambert Incorporated, where he served as a Managing Director, head of the Mergers & Acquisitions Group, and co-head of the Corporate Finance Department. Mr. Black previously served on the boards of directors of the general partner of AAA and of Sirius XM Radio Inc. Mr. Black is a Co-Chairman of The Museum of Modern Art and a trustee of The Mount Sinai Medical Center. He is also a member of The Council on Foreign Relations and The Partnership for New York City. He is also a member of the board of directors of FasterCures. Mr. Black graduated summa cum laude from Dartmouth College with a major in Philosophy and History and received an MBA from Harvard Business School. Mr. Black has informed the executive committee of the board of directors of Apollo Global Management, Inc. that he intends to retire from his position as Chief Executive Officer on or before July 31, 2021.

Joshua Harris	Manager and Principal Executive Officer	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Harris is a Senior Managing Director, a member of the board of directors and a member of the executive committee of Apollo Global Management, Inc., and a Managing Partner of Apollo Management, L.P., which he co-founded in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions group of Drexel Burnham Lambert Incorporated. Mr. Harris is also the Founder and Managing General Partner of Harris Blitzer Sports & Entertainment (HBSE), a company created to accelerate community growth and explore strategic investment opportunities in sports, entertainment and media. Within the HBSE portfolio, Mr. Harris is the Managing Partner of the Philadelphia 76ers and the

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
New Jersey Devils. In addition, Mr. Harris is the Founder of Harris Philanthropies, which he and his wife created in 2014 to advocate for youth and community development through equitable and inclusive investing in sports, enhanced wellness and education. Mr. Harris serves on the Boards of Mount Sinai Medical Center, Harvard Business School, the Wharton School at the University of Pennsylvania, the NBA and the NHL. He holds an MBA from Harvard Business School, where he was named a Baker Loeb Scholar, and graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a B.S. in Economics.

Marc Rowan	Manager and Principal Executive Officer	c/o Apollo Global Management, Inc. 9 West 57th Street, 43rd Floor, New York, New York 10019 United States citizen	Mr. Rowan is a Senior Managing Director, a member of the board of directors and a member of the executive committee of Apollo Global Management, Inc. and a Managing Partner of Apollo Management, L.P., which he co-founded in 1990. Prior to 1990, Mr. Rowan was a member of the Mergers & Acquisitions Group of Drexel Burnham Lambert Incorporated, with responsibilities in high yield financing, transaction idea generation and merger structure negotiation. Mr. Rowan currently serves on the boards of directors of, inter alia, Athene Holding and Athora Holding. He has previously served on the boards of directors of, inter alia, the general partner of AAA, AMC Entertainment, Inc., Cablecom GmbH, Caesars Acquisition Co., Caesars Entertainment Corporation, Caesars Entertainment Operating Co., Culligan Water Technologies, Inc., Countrywide Holdings Limited, Furniture Brands International Inc., Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., the New York City Police Foundation, Norwegian Cruise Lines, Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, VA Capital Company LLC, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is also active in charitable activities. He is a founding member and Chairman of the Youth Renewal Fund, is Chair of the Board of Overseers of The Wharton School of Business and is a member of the Board of Trustees of the University of Pennsylvania. Mr. Rowan also serves on the boards of directors of, inter alia, OpenDor Media, Tapd, Inc., Penthera Partners, Inc., and The SpringHill Company. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Business with a B.S. and an M.B.A. in Finance. Mr. Rowan has been appointed to succeed Mr. Black as Chief Executive Officer following Mr. Black’s retirement as Chief Executive Officer in 2021.

THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY

OTHER REQUIRED DOCUMENTS SHOULD BE SENT BY EACH STOCKHOLDER OF

MICHAELS OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK,

TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AND PAYING AGENT AS

FOLLOWS:

The Depositary and Paying Agent for the Offer is:

By Registered, Certified or Express Mail:	By Overnight Courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021

All Holders Call Toll-Free: (888) 605-8334

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll-Free: (888) 663-7851